ALWAYS
IN ACTION
QUARTERLY REPORT 1
FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES
The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Company”) and should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2011 and 2010. Information contained herein includes any significant developments as at May 25, 2011, the date on which the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Company uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:
•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•	Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•	The specific items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.
Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.
TABLE OF CONTENTS
The business environment in the first quarter of 2011	4

Transition to International Financial Reporting Standards (IFRS)	9

Financial overview	11

Significant developments	11

Supplemental information on non-IFRS measures	14

Financial results for the 3-month periods ended March 31, 2011 and 2010	16

Business highlights	18

Business segment review and corporate activities	19

Other items analysis	23

Liquidity and capital resources	25

Consolidated financial position	26

Near-term outlook	27

Unaudited interim consolidated financial statements	30
To our shareholders
Cascades reports first quarter results
Financial highlights
•	Financial results of 2011 and comparative figures of 2010 were prepared using accounting policies within the framework of International Financial Reporting Standards (IFRS).
•	Improving sales compared to the first quarter of 2010.
•	As expected, results reflect the unfavourable seasonality as well as the significant and rapid inflation of input costs and the Canadian dollar in the past 6 months.
•	Net earnings per share excluding specific items of $0.01 compared to net earnings of $0.04 in the same period of last year. Including specific items, net loss per share of $(0.08) compared to net earnings of $0.01 in the corresponding period of last year.
•	Operating income before depreciation and amortization (OIBD) excluding specific items of $37 million compared to $59 million in the first quarter of 2010. Including the discontinued operations and our share of results of associates and joint ventures, OIBD would have been $57 million in Q1 2011.
Strategic initiatives
•	The conclusion of the divestiture of Dopaco, Cascades’ paper cup and carton converting business for the quick-service restaurant and foodservice industries, for US$400 million was closed on May 2, 2011. The results of these activities were reclassified as discontinued operations in 2011 as well as in the comparative figures.
•	Increased ownership of Reno de Medici (RdM).
•	Start-up of a completely rebuilt tissue machine to produce Premium and Ultra quality tissue papers with a lower environmental footprint.
•	Divestiture of the Avot-Vallée, France, white-top linerboard mill.
•	Announcement of the consolidation of corrugated box operations in New England.
Financial summary

(in millions of Canadian dollars, except amounts per share)	Q1/2011	Q1/2010	Q4/2010
Sales	774	759	783
Excluding specific items 1
Operating income before depreciation and amortization (OIBD)	37	59	72
Operating income	1	19	34
Net earnings attributable to shareholders for the period	1	4	17
per common share	$0.01	$0.04	$0.17
Cash flow from operations (adjusted)	15	43	41

As reported
Operating income before depreciation and amortization (OIBD)[1]	30	59	45
Operating income (loss)	(6)	19	7
Net earnings (loss)	(8)	1	(12)
per common share	$(0.08)	$0.01	$(0.12)
Cash flow from operations (adjusted)[1]	15	40	41
Note 1 — see the supplemental information on non-IFRS measures.
Our first quarter results, while expected given the rising cost of waste paper and the appreciation of the Canadian dollar, are not acceptable. As we have demonstrated in recent years, we can and will adjust quickly. Recently, we have taken significant steps to improve our financial position through the disposition of non core or underperforming assets and cost cutting programs throughout the Company. These initiatives will be stepped up as we continue in our efforts to equip Cascades to meet its challenges.
Alain Lemaire
President and Chief Executive Officer

THE BUSINESS ENVIRONMENT IN THE FIRST QUARTER OF 2011
Exchange rates and energy costs
Cascades’ results are impacted by Canadian dollar and Euro fluctuations against the U.S. dollar, as well as by energy prices. In the first quarter of 2011, the Canadian currency continued to appreciate and, compared to the same quarter of last year, its average value relative to the American dollar was 6% higher. Moreover, the Euro rebounded following a drop of 4% between October 2010 and January 2011.

As for energy costs, the upward trend continued for crude oil while natural gas remained around US$4/mmBtu. However, on quarterly basis, the price of natural gas increased by 8% compared to the previous quarter while crude oil cost improved by 15%. Compared to first quarter of 2010, crude oil costs increased by 18% while, however, the natural gas spot price declined by 23%.

	2009					2010	2011	Change	Change	Change	Change
								Q1 2011	Q1 2011	Q1 2011	Q1 2011
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q1 2010	Q1 2010	Q4 2010	Q4 2010
Foreign exchange rates-average
CAN$/US$	1.142	1.041	1.028	1.039	1.013	1.030	0.986	-0.055	-5%	-0.027	-3%
US$/CAN$	0.876	0.961	0.973	0.962	0.987	0.971	1.014	0.054	6%	0.027	3%
US$/EURO	1.393	1.384	1.272	1.293	1.359	1.326	1.368	-0.016	-1%	0.010	1%

Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	3.99	5.30	4.09	4.38	3.80	4.39	4.10	-1.20	-23%	0.30	8%
Crude oil WTI (US$/barrel)	58.36	76.75	77.57	76.04	78.93	77.32	90.41	13.66	18%	11.48	15%
Source: Bloomberg
Demand

U.S. containerboard industry production and capacity utilization on rate
In the U.S. containerboard industry, given the steady pickup in manufacturing activity and a healthy export market, production improved by 2% compared to the same period of last year and the capacity utilization rate averaged 95% in Q1 2011. Relative to the fourth quarter of last year, the industry’s production remained relatively stable (-1%).

U.S. containerboard inventories at box plants and mills
In the first quarter, inventories of containerboard rose in January and February due to the usual seasonality and the bad weather that negatively impacted the corrugated box shipments. However, in March, they came down to 4 weeks of supply. This was slightly higher than March 2010 but mostly in line with historical levels for this time of the year.

U.S. folding coated recycled boxboard industry production and capacity utilization rate1
Demand in the North American coated recycled boxboard industry remained strong and the U.S. production was up 2% in the first quarter of 2011 compared to the previous quarter. The industry’s capacity utilization rate1 was 96% in Q1 2011.

[1]	Capacity estimated by Cascades.

European order inflow of recycled white-lined chipboard (5-week weekly moving average) (m.t.)
In Europe, demand for both coated virgin and recycled boxboard grades stayed also healthy although weaker than the same period of last year. The slower demand follows a period where delivery lead times reached critical levels and brought converters to raise their level of inventories. However, on the supply front, backlogs for most European coated boxboard producers remained good as some machines were permanently shut in prior years.

U.S. tissue paper industry production (parent rolls) and capacity utilization rate
Manufacturing production in the U.S. tissue paper industry remained relatively stable compared to the previous quarter. However, capacity utilization rate was 3% higher and, in comparison to the same period last year, manufacturing production and converting product shipments were up 2%.

U.S. recycled fibre exports to China (all grades)
The price of recycled fibres is greatly influenced by the exports to China. Since last summer, exports to this country have improved steadily as a result of start-ups of new machines. In the first two months of 2011, U.S. recycled fibre shipments to China were up 10% compared to the same period of last year.

SELLING PRICES
AND RAW MATERIAL COSTS
On the selling price front, prices increased in our North American and European boxboard operations as demand continued to be solid, operating rates remained high and inventories low. In fact, Cascades mostly continued to implement price increases that were reflected in reference prices in previous quarters. In the tissue paper sector, we also started to implement a price increase on parent rolls at the end of the quarter. Overall, considering the impact of the sales mix, Cascades’ North American price index in US$ remained however relatively stable. In contrast, relative to Q1 2010, Cascades’ North American index in US$ was 12% higher as every segment experienced considerable pricing momentum over the last twelve months.
Due to a strong export market and low seasonal generation, the costs of recycled fibres (the main raw material used for manufacturing by Cascades) stayed at elevated levels during the quarter and even slightly advanced. The price of sorted office paper (SOP) grew by 3% relative to the fourth quarter of 2010 while old corrugated container (OCC) prices rose by 7%. Compared to the same period of last year, the cost of OCC was 22% higher while the cost of SOP remained stable.
All in all, in the first quarter of 2011, the average spread in US$ between our selling price and our raw material cost indices decreased by 2% compared to the fourth quarter of 2010 (-4% in Canadian dollars). In comparison to the same period of last year, the spread in US$ was 13% higher (+7% in Canadian dollars).

[1]	The Cascades North American selling price index represents an approximation of the Company’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.

[2]	The Cascades North American raw material cost index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume. This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2009	2010					2011	Change	Change	Change	Change
These indexes should only be used as indicator									Q1 2011		Q1 2011
of trends and they might be different than our actual		AVERAGE	AVERAGE	AVERAGE	AVERAGE			Q1 2011	Q1 2010	Q1 2011	Q4 2010
selling prices or purchasing costs.	AVERAGE	Q1	Q2	Q3	Q4	AVERAGE	AVERAGE	Q1 2010	(%)	Q4 2010	(%)
Selling prices
Cascades North American US$ index (index 2005 = 1,000)[1]	1,109	1,106	1,180	1,223	1,234	1,186	1,238	132	12%	4	—%

PACKAGING

Boxboard

North America (US$/ton)

Recycled boxboard — 20pt. Clay coated news (transaction)	754	790	825	843	855	828	880	90	11%	25	3%

Europe (euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	592	580	631	656	690	639	690	110	19%	—	—%
Virgin coated duplex boxboard (GC2) index[3]	985	976	1,025	1,063	1,155	1,055	1,155	179	18%	—	—%

Containerboard (US$/ton)

Linerboard 42-lb. unbleached kraft, East US (transaction)	547	580	640	640	640	625	640	60	10%	—	—%

Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	517	550	610	610	610	595	610	60	11%	—	—%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	565	575	625	625	650	619	667	92	16%	17	3%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	601	708	752	755	755	743	748	40	6%	-7	-1%
Unbleached kraft paper, Grocery bag 30-lb.	926	960	1,020	1,047	1,060	1,022	1,025	65	7%	-35	-3%
Uncoated white 50-lb. offset, rolls	855	868	917	938	933	914	930	62	7%	-3	—%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)[4]	1,617	1,617	1,623	1,615	1,625	1,620	1,631	14	1%	11	1%
Raw materials
Cascades North American US$ index (index 2005 = 300)[5]	258	426	409	397	452	421	470	44	10%	18	4%
RECYCLED PAPER

North America (US$/ton)
Corrugated containers, no. 11 (New England)	68	149	146	131	170	149	182	33	22%	12	7%
Special news, no. 8 (ONP — Chicago & NY average)	56	90	92	78	95	88	128	38	42%	33	35%
Sorted office papers, no. 37 (SOP — Chicago & NY average)	120	225	198	218	216	214	223	-2	-1%	7	3%

Europe (euro/tonne)
Recovered paper index[6]	53	100	120	126	132	120	146	46	46%	14	11%

VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	718	880	993	1,000	967	960	970	90	10%	3	—%
Bleached hardwood kraft Northern mixed, East U.S.	609	776	908	900	840	856	820	44	6%	-20	-2%
WOODCHIPS — Conifer eastern Canada (US$/odmt)	121	125	121	120	124	123	123	-2	-2%	-1	-1%

Source: RISI, Random Lengths, Dow Jones and Cascades.

[1]	See note 1 page 7.

[2]	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.

[3]	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.

[4]	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

[5]	See note 2 page 7.

[6]	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009.

Management’s Discussion & Analysis
Transition to International Financial Reporting Standards (IFRS)
All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting (IFRS). In previous periods, the Company prepared its consolidated financial statements and interim financial statements in accordance with Canadian generally accepted accounting principles (GAAP), in effect prior to January 1, 2011 (previous GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the table below. There are no significant changes compared with disclosures made in the last annual MD&A. For more details on IFRS adjustments at transition date, please refer to note 9 of the unaudited interim financial statements on page 51.
The table below provides the reconciliation of the first quarter 2010 sales, operating income and operating income before depreciation and amortization, excluding specific items, reported under previous GAAP and IFRS and including the effect of discontinued operations.

			Operating
			income before
			depreciation
			and
	Sales	Operating income[1]	amortization[1]
(in millions of Canadian dollars)	Q1 2010	Q1 2010	Q1 2010
As reported in 2010 (previous Can GAAP)	942	23	78
Less: IFRS adjustments:
Joint ventures	(82)	(4)	(8)
Depreciation and amortization	—	5	—
Others	—	2	2
Including IFRS adjustment	860	26	72
Less: discontinued operations[2]	(101)	(7)	(13)
As reported (IFRS)	759	19	59

1	Excluding specific items

2	Discontinued operations are presented net of intercompany transactions.
Q1-2010: The transition to IFRS and the impact of discontinued operations1

	Effect of transition to IFRS
	Canadian	Impairment (Note	Employee benefits	Joint Ventures			Discontinued
	GAAP	1)	(Note 2)	(Note 3)	Others	IFRS	operations[2]	As reported
Sales	942	—	—	(82)		860	(101)	759
Depreciation & amortization	55	(5)	—	(4)		46	(6)	40
Other operating expense	860	—	(2)	(74)	4	788	(88)	700
Operating income	27	5	2	(4)	(4)	26	(7)	19
Financing expense	28	—	1	(1)	—	28	—	28
Recovery of income taxes	(3)	1	—	(1)	(1)	(4)	(1)	(5)
Share of results of associates and joint ventures	(2)	—	—	(2)	1	(3)	—	(3)
Net earnings from discontinued operations	—	—	—	—	—	—	6	6
Net earnings attributable to Shareholders for the period	—	4	1	—	(4)	1	—	1

1	Includes only line items impacted by IFRS adjustments and discontinued operations.

2	Discontinued operations are presented net of intercompany transactions.

The Company made some modifications to its financial information system in order to accommodate the required changes. In addition, the Company’s internal and disclosure control processes did not need significant modifications as a result of the conversion to IFRS. The changes required by IFRS have been communicated to the relevant personnel in the organization, including plant controllers as well as the members of the Audit Committee. It is also important to note that our bank covenants are not impacted by these transitional adjustments. The most significant impacts are summarized below.
Note 1
On transition date, the Company recorded impairment totalling $150 million on machinery and equipment and $8 million on intangible assets. These adjustments are due to a difference in the calculation methodology in evaluating the recoverable amount of assets. The net impact on the consolidated statement of earnings for the first quarter 2010 is a reduction of $5 million of the Depreciation and amortization expense.
Note 2
On transition date, the Company recorded a total adjustment of $90 million, relating to employee benefits, thereby decreasing retained earnings. The adjustment decreased pension assets by $80 million while increasing pension obligations by $44 million. The net impact on the first quarter 2010 consolidated statement of earnings is a reduction of $2 million in Cost of sales.
Note 3
On transition date, the Company elected to account for its joint ventures using the equity method as opposed to proportionate consolidation under previous GAAP. Although all line items have been reduced, except for Share of results of associates and joint ventures, the net impact on Net earnings attributable to Shareholders for the period is nil.
On March 11, 2011, the Company announced the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco). As such, the results of Dopaco have been classified as discontinued operations, net of intercompany transactions, for both the current quarter and the comparative period. The transaction was closed on May 2, 2011, and the Company will consolidate the results of Dopaco up to that date. For more details on discontinued operations, please refer to Note 4 on page 47 of the unaudited interim financial statements.
Financial overview
After posting record-high OIBD excluding specific items of $465 million in 2009, the Company encountered many challenges in 2010 over which it did not have control. Indeed, the appreciation of the Canadian dollar against the U.S. dollar was 11% stronger on average in 2010 compared to 2009. This increase had a significant impact on the Company’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar based price indexes. As well, raw material prices peaked in March and December 2010, as our benchmark index rose 63% compared to 2009. Although selling price increases were announced and implemented during 2010, the delay of implementation had a negative impact on the Company’s annual operating margin percentage. On the other hand, the Company benefited, in 2010, from higher volume as the economic environment continues to recover from the 2008 recession. Once again, the Company has managed to reduce the costs over which it has control. In 2010, lower labour and freight costs as well as other operating costs positively contributed to operating income.
In the first quarter of 2011, we continued to face challenging business conditions as rapid inflation of our production costs were not offset by any selling price increase. The Canadian dollar continued its upward trend and also indirectly affected our sales on the Canadian market. In addition, the first quarter, which is usually softer in terms of demand, was also impacted by operational performance difficulties for some of our units.
For the three-month period ended March 31, 2011, the Company posted a net loss of $8 million, or negative $0.08 per share, compared to net earnings of $1 million, or $0.01 per share for the same period in 2010. Excluding specific items, which are discussed in detail on page 17 to 18, net earnings stood at $1 million or $0.01 per share, compared to $4 million or $0.04 per share in 2010. Sales in 2011 increased by $15 million, or 2%, to reach $774 million, compared to $759 million in 2010. The Company recorded an operating loss of $6 million compared to an operating income of $19 million in 2010. Excluding specific items, operating income decreased by $18 million to $1 million, compared to $19 million in 2010 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).
Significant developments
On March 1, 2011, the Company sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and selling price balance of €5 million ($7 million) which will be received over a maximum of 3 years.
On March 10, 2011, the Company announced the consolidation of its containerboard corrugated products operations in the New England (USA) region. The restructuring will result in permanent closure of the Leominster plant during the second quarter of 2011.
On March 11, 2011, the Company announced that it has entered into an agreement for the sale of Dopaco, its converting business for the quick-service restaurant industry for a cash consideration of US$400 million ($380 million). The transaction was closed on May 2, 2011. Operating results and cash flows of Dopaco are presented as discontinued operations.
As of March 31, 2011, the Company invested $30 million in its containerboard manufacturing segment in relation to a project under development in the U.S. in partnership with third parties. Once completed as planned, it will increase the Company’s market share in the containerboard industry and will confirm its position as one of the industry leaders.
In 2010, the Company invested $20 million, net of government grants, for the installation and start-up of a new technology at the Candiac tissue paper mill. In fact, Cascades is the first manufacturer in North America to use this technology to produce a superior quality of tissue paper and will be more efficient with the use of its recycled fibre.
In 2007, the Company entered into a Combination Agreement with Reno de Medici S.p.A. (“RdM”), a publicly traded Italian company that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its Call Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its Put Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2012, by Cascades to RdM. The Company is also granted the right to require that all of the Call Option Price or Put Option Price, as the case may be, be paid in newly issued common shares of RdM.
In addition to this agreement, the Company entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Company to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. As at March 31, 2011, the Company held 40.83% of the shares of RdM. Once the Company owns more than 40.93% of the shares of RdM and the purchase option becomes enforceable, i.e. on March 1, 2011, Cascades will fully consolidate the results and financial position of RdM. Early in April 2011, the Company reached 41% of ownership of RdM and will therefore start to fully consolidate the results and financial position of RdM in the second quarter of 2011.
The Company is also in the process of modernizing its financial information systems. In the context of the proposed implementation of an Enterprise Resource Planning (ERP) system, the Company has dedicated a project team with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Company undertook a detailed analysis of its requirements during 2010 and successfully launched a pilot project in one of its plants during last November. Following these initiatives, management has decided to proceed with the project. The project team has finalized a detailed blueprint and is now in preparation to implement the solution in one of its Tissue Group units. The project team is also finalizing the deployment strategy for the coming years, including the human and capital resources required for the project.
Key performance indicators
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

			According to Canadian GAAP					According to IFRS
					2009					2010	2011
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)9
Packaging
Boxboard	238	248	236	258	980	187	195	184	174	740	187
Containerboard	261	288	300	292	1,141	308	298	314	299	1,219	287
Specialty products1	110	113	119	116	458	102	101	98	93	394	96
	609	649	655	666	2,579	597	594	596	566	2,353	570
Tissue Papers2	106	109	120	124	459	120	131	134	130	515	124
Discontinued operations, net of intercompany shipments	(30)	(40)	(30)	(35)	(135)	(34)	(37)	(37)	(37)	(145)	(37)
Total	685	718	745	755	2,903	683	688	693	659	2,723	657
Integration rate—%
Packaging
Boxboard (North America)	28%	31%	33%	28%	30%	28%	31%	29%	32%	30%	33%
Containerboard (North America)	65%	65%	66%	66%	66%	60%	69%	64%	61%	63%	61%
Tissue Papers3	60%	60%	56%	54%	57%	56%	56%	55%	55%	56%	58%
	47%	47%	49%	47%	48%	45%	50%	47%	47%	47%	47%
Capacity utilization rate3—%

Packaging
Boxboard	86%	89%	86%	92%	88%	92%	97%	88%	85%	91%	93%
Containerboard	73%	82%	91%	89%	84%	94%	95%	95%	90%	93%	92%
Specialty products (paper only)	79%	82%	86%	81%	82%	85%	85%	81%	77%	82%	80%
Tissue Papers4	92%	89%	92%	89%	91%	93%	95%	93%	93%	93%	91%
Total	81%	85%	89%	89%	86%	92%	94%	91%	87%	91%	90%
Energy cons.5—GJ/ton	10.75	10.23	10.30	10.41	10.36	11.97	10.50	10.60	11.39	11.11	11.94
Work accidents—OSHA frequency rate	6.25	5.10	5.30	5.00	5.41	4.90	5.26	4.54	4.50	4.80	4.80
FINANCIAL

			According to Canadian GAAP					According to IFRS
					2009					2010	2011
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Total
Return on assets (%) 6

Packaging
Boxboard	5%	7%	9%	11%	11%	12%	13%	14%	14%	14%	13%
Containerboard	9%	10%	10%	10%	10%	10%	10%	11%	12%	12%	12%
Specialty products	12%	13%	13%	13%	13%	14%	14%	14%	13%	13%	11%
Tissue papers	22%	26%	28%	27%	27%	23%	20%	17%	15%	15%	14%
Consolidated return on assets (%)	8.9%	10.4%	11.4%	11.9%	11.9%	11.5%	11.2%	11.0%	10,6%	10,6%	9.9%
Working capital7
In millions of $, at end of period	662	645	593	552	552	516	575	574	526	526	542
% of sales8	16.4%	16.1%	15.0%	14.2%	14.2%	14.7%	16.3%	16.1%	14.6%	14.6%	15.0%

1	Industrial packaging and specialty papers shipments.

2	Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd.

3	Defined as: Shipments/Practical capacity. Paper manufacturing only.

4	Defined as: Manufacturing internal and external shipments/Practical capacity. Starting in Q3 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

5	Average energy consumption for manufacturing mills only. Starting Q1-2011, the calculation methodology has been modified. 2010 comparative figures have been restated to conform to the 2011 calculation methodology,

6	Return on assets is a non-IFRS measure and is defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. Not restated for discontinued activities.

7	Working capital includes accounts receivable plus inventories less accounts payable and accrued liabilities. It is not restated for discontinued operations which have a working capital of $60 million as at March 31, 2011.

8	% of sales = Working capital end of period/LTM sales (including discontinued operations).

9	Shipments do not take into account the elimination of business sector intercompany shipments.
Historical financial information

In millions of Canadian dollars,	According to Canadian GAAP					According to IFRS
unless otherwise noted)					2009					2010	2011
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Total
Sales
Packaging
Boxboard	325	326	312	312	1,275	247	258	254	252	1,011	248
Containerboard	263	275	272	252	1,062	255	271	292	268	1,086	254
Specialty products	186	188	195	200	769	192	198	195	201	786	202
Inter-segment sales	(13)	(15)	(17)	(22)	(67)	(26)	(25)	(26)	(28)	(105)	(28)
	761	774	762	742	3,039	668	702	715	693	2,778	676
Tissue Papers	211	207	210	212	840	197	218	226	212	853	199
Inter-segment sales and Corporate activities	(13)	(10)	(7)	(10)	(40)	(5)	(3)	(2)	(12)	(22)	(6)
Discontinued operations, net of intercompany sales	(120)	(128)	(119)	(113)	(480)	(101)	(109)	(107)	(110)	(427)	(95)
	839	843	846	831	3,359	759	808	832	783	3,182	774
Operating income (loss)
Packaging
Boxboard	3	10	3	(24)	(8)	11	17	3	(3)	28	5
Containerboard	19	23	26	14	82	13	21	36	5	75	(2)
Specialty products	5	13	13	9	40	10	9	12	5	36	1
	27	46	42	(1)	114	34	47	51	7	139	4
Tissue Papers	30	33	29	24	116	8	14	15	8	45	—
Corporate activities	(8)	(4)	5	(9)	(16)	(16)	(7)	(25)	(5)	(53)	(6)
Discontinued operations	(4)	(9)	(8)	(10)	(31)	(7)	(9)	(9)	(3)	(28)	(4)
	45	66	68	4	183	19	45	32	7	103	(6)
OIBD excluding specific items 1
Packaging
Boxboard	24	32	26	33	115	20	26	19	17	82	13
Containerboard	36	38	41	30	145	29	37	50	40	156	19
Specialty products	13	20	22	19	74	16	17	18	12	63	7
	73	90	89	82	334	65	80	87	69	301	39
Tissue Papers	39	42	38	35	154	19	24	24	23	90	10
Corporate activities	(5)	(11)	—	(7)	(23)	(12)	(4)	(2)	(4)	(22)	(4)
Discontinued operations	(12)	(16)	(14)	(15)	(57)	(13)	(15)	(15)	(16)	(59)	(8)

In millions of Canadian dollars,	According to Canadian GAAP					According to IFRS
unless otherwise noted)					2009					2010	2011
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Total
	95	105	113	95	408	59	85	94	72	310	37
Net earnings (loss)	37	30	34	(41)	60	1	28	24	(12)	41	(8)
Excluding specific items 1	21	28	35	26	110	4	26	33	17	80	1
Net earnings (loss) per share (in dollars)
Basic	$0.38	$0.30	$0.35	$(0.42)	$0.61	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)
Basic, excluding specific items 1	$0.22	$0.28	$0.36	$0.27	$1.13	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01
Cash flow from operations (adjusted)[1] including discontinued operations	68	81	94	62	305	51	54	84	54	243	22
Cash flow from discontinued operations (adjusted)[1]	(6)	(13)	(13)	(14)	(46)	(11)	(13)	(13)	(13)	(50)	(7)
Cash flow from continuing operations (adjusted)1	62	68	81	48	259	40	41	71	41	193	15
Excluding specific items	64	72	82	63	281	43	41	72	41	197	15
Net debt [5]	1,805	1,658	1,569	1,533	1,533	1,454	1,508	1,462	1,397	1,397	1,445
Cascades North American US$ selling price index (2005 index = 1,000)2	1,166	1,121	1,080	1,070	1,109	1,126	1,180	1,223	1,234	1,186	1,238
Cascades North American US$ raw materials index (2005 index = 300) 3	206	220	280	324	258	426	409	397	452	422	470
US$/CAN$	$0.80	$0.86	$0.91	$0.95	$0.88	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01
Natural Gas Henry Hub — US$/mmBtu	$4.89	$3.50	$3.39	$4.17	$3.99	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10
Return on assets (%) 4	8.9%	10.4%	11.4%	11.9%	11.9%	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%

Source: Bloomberg and Cascades

1	See “Supplemental Information on Non-IFRS Measures.”

2	See note 1 page 7.

3	See note 2 page 7.

4	Return on assets is a non-IFRS measure, defined as LTM OIBD excluding specific items/LTM average of total assets.

5	Defined as total debt less cash and cash equivalents.
Supplemental information on non-IFRS measures
Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1 2011	Q1 2010
Net earnings (loss) attributable to Shareholders	(8)	1
Net earnings from discontinued operations	(6)	(6)
Non-controlling interest	—	—
Share of results of associates and joint ventures	(8)	(3)
Recovery of income taxes	(14)	(5)
Foreign exchange loss on long-term debt and financial instruments	5	1
Loss on refinancing of long-term debt	—	3
Financing expense	25	28

Operating income (loss)	(6)	19
Specific items:
Loss on disposal and others	1	—
Impairment loss	1	—
Closure and restructuring costs	3	—
Unrealized loss on financial instruments	2	—
	7	—
Operating income — excluding specific items	1	19
Depreciation and amortization	36	40
Operating income before depreciation and amortization — excluding specific items	37	59

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)		Net earnings (loss) per share1
(in millions of Canadian dollars, except amount per share)	Q1 2011	Q1 2010	Q1 2011	Q1 2010
As per IFRS	(8)	1	$(0.08)	$0.01
Specific items :
Loss on disposal and others	1	—	$0.01	—
Net impairment loss	1	—	$0.01	—
Closure and restructuring costs	3	—	$0.02	—
Unrealized loss on financial instruments	2	—	$0.02	—
Loss on refinancing of long-term debt	—	3	—	$0.02
Foreign exchange loss on long-term debt and financial instruments	5	1	$0.04	$0.01
Included in discontinued operations	(1)	—	$(0.01)	—
Tax effect on specific items	(2)	(1)
	9	3	$0.09	$0.03
Excluding specific items	1	4	$0.01	$0.04

1	Specific amounts per share are calculated on an after-tax basis.
The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	Q1 2011	Q1 2010
Cash flow provided by (used from) operating activities	(12)	25
Changes in non-cash working capital components	27	15
Cash flow (adjusted) from operations	15	40
Specific items, net of current income tax:
Loss on refinancing of long-term debt	—	3

Excluding specific items	15	43
The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1 2011	Q1 2010
Cash flow provided by (used from) operating activities	(12)	25
Changes in non-cash working capital components	27	15
Depreciation and amortization	(36)	(40)
Income taxes paid	3	4
Financing expense paid	17	10
Loss on refinancing of long-term debt	—	3
Loss on disposal and others	(1)	—
Net impairment loss and other restructuring costs	(4)	—
Unrealized loss on financial instruments	(2)	—
Other non-cash adjustments	2	2
Operating income (loss) from continuing operations	(6)	19
Depreciation and amortization	36	40
Operating income before depreciation and amortization	30	59

Financial results for the 3-month periods ended
March 31, 2011 and 2010
Sales
Sales rose by $15 million to $774 million versus $759 million in 2010. Net average selling prices in U.S. dollars increased in all of our segments but were partly offset by the 6% appreciation of the Canadian dollar over the U.S. dollar. Total shipments decreased by 4% due in part to the disposal of the Avot-Vallée containerboard mill. The volume of our manufacturing mill decreased by 7% while our converting units increased their volume by 1%.
Operating income from continuing operations
The Company generated an operating loss of $6 million in 2011 compared to an operating income of $19 million in 2010, resulting mainly from higher raw material costs, higher operational and energy costs, lower volume and the appreciation of the Canadian dollar. These negative impacts were partly offset by higher selling prices. The operating income margin for the quarter fell to negative 1%, compared to 2.5% in 2010. Excluding specific items, the operating income stood at $1 million in 2011, compared to $19 million in 2010, a decrease of $18 million.
The main variances in operating income in 2011 compared to 2010 are shown below:
1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position.

3	Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. They also include all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.

4	Excluding specific items.
The operating income variance analysis by segment is shown in each business segment review (refer to pages 19 to 23).

Specific items included in operating income
The Company incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

						For the 3-month period
						ended March 31, 2011
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	5	(2)	1	—	(6)	(4)	(6)
Depreciation and amortization	7	15	6	10	2	(4)	36
Operating income (loss) before depreciation and amortization	12	13	7	10	(4)	(8)	30
Specific items
Loss on disposal and others	3	1	—	—	—	(3)	1
Net impairment loss	—	1	—	—	—	—	1
Closure and restructuring costs	—	3	—	—	—	—	3
Unrealized loss on financial instruments	1	1	—	—	—	—	2
	4	6	—	—	—	(3)	7
Operating income (loss) before depreciation and amortization — excluding specific items	16	19	7	10	(4)	(11)	37
Operating income (loss) — excluding specific items	9	4	1	—	(6)	(7)	1

						For the 3-month period
						ended March 31, 2010
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	11	13	10	8	(16)	(7)	19
Depreciation and amortization	9	19	6	11	1	(6)	40
Operating income (loss) before depreciation and amortization	20	32	16	19	(15)	(13)	59
Specific items
Unrealized loss (gain) on financial instruments	—	(3)	—	—	3	—	—
	—	(3)	—	—	3	—	—
Operating income (loss) before depreciation and amortization — excluding specific items	20	29	16	19	(12)	(13)	59
Operating income (loss) — excluding specific items	11	10	10	8	(13)	(7)	19
Loss on disposal and others
In 2011 and 2010, the Company recorded the following loss:

	For the 3-month periods
	ended March 31
(in millions of Canadian dollars)	2011	2010
Loss on disposal	1	—
On March 1, 2011, the Company sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and selling price balance of €5 million ($7 million) which will be received over a maximum of 3 years. The Company recorded a loss of $1 million on the disposal.

Impairment charges and closure and restructuring costs
The following impairment charges and closure and restructuring costs were recorded in 2011 and 2010:

	For the 3-month periods
	ended March 31
		2011		2010
		Closure and		Closure and
		restructuring		restructuring
(in millions of Canadian dollars)	Impairment	costs	Impairment	costs
Containerboard—Corporate	1	—	—	—
Containerboard—Leominster	—	3	—	—
	1	3	—	—
2011
Following the announcement of the closure of its Leominster converting plant and the consolidation of its operations in the New England, USA region, the Containerboard Group recorded closure and restructuring costs totaling $3 million. The Containerboard Group also recorded an impairment of $1 million on other assets.
Derivative financial instruments
In 2011, the Company recorded an unrealized loss of $2 million (2010 — nil) on certain financial instruments not designated as hedging instruments. More specifically, the loss includes a $1 million loss (2010 — nil) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper. It also includes a $1 million loss (2010 — nil) resulting from a put and call agreement reached between the Company and Industria E Innovazione (see ‘’Significant developments’’ section for more details on this agreement).
Business highlights
Over the past two years, the Company finalized several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.
The following transactions that occurred in 2010 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:
Closure, restructuring and disposal Containerboard Group
1) On March 10, 2011, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. Leominster’s operations will progressively be transferred towards other containerboard converting plant. The closure will be effective no later than May 27, 2011.
2) On March 1, 2011, the Company sold its European containerboard mill located in Avot-Vallée, France.
Boxboard Group
3) On March 11, 2011, the Company announced that it has entered into an agreement for the sale of Dopaco, its converting business for the quick-service restaurant industry. The transaction was closed on May 2, 2011.
Business Acquisitions
Tissue Group
4) On March 10, 2010, the Company acquired the converting tissue business assets of Atlas Paper Bag Company Ltd., based in Ontario.

Business segment review
Packaging—Boxboard

											Average selling price		Price reference
	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Boxboard
Manufacturing — North America	64	63	(1)	2	(1)	3	91	92	707	681	717	654	880	790
Manufacturing — Europe	62	52	3	1	4	2	57	54	1,080	951	€801	€660	€1,048	€885
Converting	144	151	3	8	9	15	70	66	1,802	1,841	1,828	1,768	n/a	n/a
Discontinued operations	(106)	(111)	(4)	(7)	(8)	(13)	(48)	(44)	n/a	n/a	n/a	n/a	n/a	n/a
Others and eliminations	(11)	(9)	—	—	—	—	(20)	(15)
	153	146	1	4	4	7	150	153
Specific items			1	—	1	—
Excluding specific items			2	4	5	7

1	Shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income for the Boxboard Group are shown below:
For notes 1 to 4, see definition on page 16.
North America (continuing operations)

Sales in the manufacturing sector for the first quarter of 2011 increased by $1 million, or 1.6%, compared to the same period in 2010. Average selling prices for the mills increased significantly in both US and CDN dollars while shipments decreased by 1.1%. Despite lower volume on the domestic market, an increase of 7% in internal shipments (including sales to Dopaco) combined with a 4% increase in the sales on the export market enabled the mills to keep downtime low. The mills took 3.7 days (1,600 s.t.) of downtime compared to 2.9 days (1,200 s.t.) in 2010. On the converting side, shipments remained stable, but increased selling price in U.S. dollar were more than offset by the appreciation of the Canadian dollar which led to a decrease of $2 million in sales. The loss of an important client in one of the plants has offset improvements made by other units. The appreciation of the Canadian dollar caused a direct negative impact of $1 million on the sales of the North American Boxboard Group.
Operating income for manufacturing segment decreased by $3 million in 2011, to a loss of $1 million compared to an operating income of $2 million in 2010. As stated before, selling prices increased and contributed positively to the operating income for $5 million. On the other hand, the increase in the fibre price took away all of this favorable selling price variance. The appreciation of the Canadian dollar led to a decrease of $1 million in operating income. Chemicals price, energy costs and fixed costs all negatively impacted the manufacturing results as well. As for the converting operations, operating income decreased by $1 million to a loss of $1 million. The increase in raw materials price is the main reason explaining this decrease in profitability.

Europe
Sales for manufacturing mills in Europe increased to $62 million, compared to $52 million in 2010. Selling prices in euros and Canadian dollars were higher compared to 2010 as announced price increases were applied to cover raw materials and energy price increases. These mills also benefited from an increase of 5.5% in shipments.
Operating income was negatively impacted by the increase in raw materials costs in 2011 while the reference price for recovered paper increased by more than 45% compared to the same period last year. Other costs, mainly chemical products and supplies, also negatively impacted operating income in 2011. However, all these negative variance were more than offset by the increase in shipments and selling price. All these factors led to a $2 million increase in operating income, with $3 million in 2011 compared to $1 million in 2010.
The Company incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 17 to 18 for more details and reconciliation.
Packaging—Containerboard

															Average selling price				Price reference
	Sales		Operating income (loss)		OIBD		Shipments1				Average selling price				(in U.S. dollars or				(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)				(in Canadian dollars/unit)				euros/unit)				euros/unit)
	2011	2010	2011	2010	2011	2010	2011		2010		2011		2010		2011		2010		2011	2010
Containerboard
Manufacturing	139	134	(1)	—	6	10	279		298		498		450		505		432		640	580
Converting	195	194	4	13	10	21	161	[2]	163	[2]	1,212	[2]	1,191	[2]	1,229	[2]	1,144	[2]	n/a	n/a
Others and eliminations	(80)	(73)	(5)	—	(3)	1	(153)		(153)
	254	255	(2)	13	13	32	287		308
Specific items			6	(3)	6	(3)
Excluding specific items			4	10	19	29

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Equal to 2,667 million square feet (msf), CAN$73/msf, US$74/msf in 2011, and to 2,725 msf, CAN$71/msf, US$68/msf in 2010.
The main variances in operating income for the Containerboard Group are shown below:
For notes 1 to 4, see definition on page 16.
The Containerboard Group’s sales decreased by $1 million to $254 million for the first quarter of 2011 compared to $255 million for the same period in 2010. If it had not been for the sale of the Avot-Vallée, France, containerboard mill on March 1, 2011, sales would have increased by $7 million. Selling prices increased in both the manufacturing and converting sectors. However, sales were negatively impacted by a decrease of 2% (excluding the effect of the sale of Avot-Vallée) in the Group’s overall shipments and the rise of the Canadian dollar’s value.

In the North American manufacturing segment, selling prices in U.S. dollars increased by US$77/s.t. in 2011 compared to 2010. With the appreciation of the Canadian dollar, the selling prices for the Canadian manufacturing units increased by CDN$56/s.t. As for our mill in France, average selling prices rose by €112/s.t. which was partly offset by the appreciation of the Canadian dollar against the euro. Excluding the effect of the sale of the Avot-Vallée mill, manufacturing shipments decreased by 1%. Downtime taken by the mills is more or less the same with 7 days (2,800 s.t.) in 2011 and 9 days (3,200 s.t.) last year. To counterbalance the lower domestic demand, the North American mills increased by 1% their shipments to the export market.
In the converting sector, despite the appreciation of the Canadian dollar, selling price increased for both the American and Canadian plants. Shipments for the U.S. converting units increased by 1.3% whereas the Canadian units’ shipments decreased by 2.2%. Industry shipments followed the same trend. Indeed, U.S. industry shipments rose by 2% while Canadian industry shipments decreased by 2.2%.
Operating income decreased by $15 million to a loss of $2 million for the first quarter of 2011 compared to an operating income of $13 million for the previous year. Excluding specific items, operating income decreased by $6 million to $4 million. As mentioned before, higher selling prices in both the manufacturing and converting sectors had a favorable impact of $18 million on the Group’s results. However, the increase of the fibre prices for the mills, as well as the increase of board purchased externally by the converting units, had a combined negative impact of $16 million on the operating income. The appreciation of the Canadian dollar also had a direct unfavourable impact of $3 million on operating income. Including the translation impact of selling prices and raw materials prices denominated in $CDN, the total foreign exchange impact was $4 million for the Group. Lower shipments, negative variances on energy as well as other variable and fixed costs also led to a lower operating income in 2011. Finally, following the end of the useful life of an important asset on the containerboard side in 2010, impairment recorded at year-end in 2010 and the sale of the Avot-Vallée plant, depreciation expense was $4 million lower in 2011 than in 2010.
The Company incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 17 to 18 for more details and reconciliation.
Packaging—Specialty Products

											Average selling price		Price reference
	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Specialty products
Industrial packaging	30	27	1	3	2	4	41	39
Consumer packaging	18	17	—	—	—	1	n/a	n/a
Specialty papers	73	78	(3)	3	—	5	61	67
Recovery and recycling	83	72	2	4	4	6	n/a	n/a
Others and eliminations	(2)	(2)	1	—	1	—	(6)	(4)
	202	192	1	10	7	16	96	102	923	916	936	880	874	811
Specific items			—	—	—	—
Excluding specific items			1	10	7	16

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices are for paper manufacturing mills only.
The main variances in operating income for the Specialty Products Group are shown below:
For notes 1 to 4, see definition on page 16.
In 2011, sales for the Specialty Products Group increased by 5% to $202 million, compared to $192 million in 2010. This increase is mainly attributable to our

Recovery and recycling activities ($11 million) which benefited from higher volumes and an increase in waste paper selling price. Sales for our Industrial packaging sector increased by $3 million due to a general increase in volume and average selling price. Sales in our Specialty papers sector decreased by $5 million in 2011 mainly due to lower demand and the unfavorable exchange rate. Sales in our Consumer packaging sector slightly increased in 2011 due to higher demand.
For the first quarter of 2011, operating income decreased by $9 million to $1 million, compared to $10 million in 2010. Most of this decrease comes from our Specialty papers sector as it has been strongly impacted by lower demand, competitive market conditions and the appreciation of the Canadian dollar. Profitability decreases in our Industrial packaging and Consumer packaging sectors are mainly attributable to product mix, raw material price increases, and unfavorable exchange rates. The operating income of Recycling and recovery sector declined while the positive impact of the increased volumes has been more than offset by the exchange rate unfavorable variance.
Tissue Papers

											Average selling price		Price reference
	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Tissue Papers
Manufacturing and converting	199	197	—	8	10	19	124	120	1,595	1,619	1,617	1,555	1,631	1,617
Specific items			—	—	—	—
Excluding specific items			—	8	10	19

1	Shipments do not take into account the elimination of business sector intercompany shipments.
For notes 1 to 4, see definition on page 16.
The main variances in operating income from continuing operations for the Tissue Group are shown below:
Tissue Group sales increased by 1% to $199 million in 2011 compared to $197 million in 2010 while shipments increased by 3%. The variation in sales is particularly due to higher volumes, higher average selling price in US$ for the parent rolls and a 3% higher proportion of converting products over total shipments. Those favourable impacts were partially offset by the appreciation of the Canadian dollar compared to the first quarter of 2010 which contributed to a decrease in sales for an amount of $10 million.
The Tissue Group’s operating income broke even for the first quarter of 2011, compared to an operating income of $8 million for the same period last year. The decline in operating income is mainly due to a significant increase in raw materials costs, representing $11 million; the unfavourable impact of the appreciation of the Canadian dollar against the US dollar as well as operational difficulties encountered in 2011 in some business units. This was compensated in part by the favorable pricing mix as shipments in the away-from-home and consumer product markets in Canada and the U.S., respectively, represented a higher percentage of total shipments.
Operational difficulties mainly include the “Atmos” start-up project in our Candiac mill in Québec. The project follows his learning curve and we are confident that the performance will progress significantly in the coming quarters.
In order to compensate rising and sustained input costs, a price increase in natural jumbo roll of US$50/st was implemented during the first quarter of 2011 and another one of US$50/s.t. in white grade jumbo rolls has been announced for May 2011. On the converting side, both away-from-home and Consumer Products markets have announced price increases in the next quarters from 6% to 9%.
Corporate activities
Operating income for 2011 includes a foreign exchange gain of $3 million (2010 — $4 million loss) relating to currency hedging activities. Operating income for 2010 also includes a loss of $2 million resulting from a fire at one of our Specialty Product Group’s units in the United States. This charge represents the financial portion supported by corporate activities. As well, 2010 operating income includes an unrealized loss of $3 million on financial instruments.
Other items analysis

Depreciation and amortization
Depreciation and amortization decreased to $36 million in 2011, compared to $40 million in 2010. The appreciation of the Canadian dollar against both the U.S. dollar and the euro pulled down the depreciation and amortization expense in 2011 compared to 2010. The impairment charges recorded at the end of 2010 also decreased the depreciation and amortization expense but these have been partially offset by capital investments completed in the last twelve months.
Financing expense
The financing expense declined to $25 million in 2011, compared to $28 million in 2010. The appreciation of the Canadian dollar against the U.S. dollar led to a decrease in financing expenses. Also, the Company benefited from the renegotiated and amended revolving credit agreement which decreased the interest rate as well as standby fees on our revolving credit facility.
Loss on refinancing of long-term debt
In 2010, the Company purchased, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due in 2013. The Company recorded a $3 million loss resulting from this transaction.
Foreign exchange loss on long-term debt and financial instruments
In 2011, the Company recorded a loss of $5 million on its US$-denominated debt compared to a loss of $1 million in 2010. The loss includes a gain of $3 million (2010 — $7 million) on our US$-denominated long-term debt net of investment hedge and loss of $8 million (2010 — $8 million) on its 2013 foreign exchange forward contracts.
Provision for income taxes
In 2011, the Company recorded income tax recovery of $14 million for an effective tax rate of 38.9%. The income tax recovery was unfavourably impacted by the non-taxable portion of the foreign exchange loss on long-term debt and financial instruments and the loss on disposal of Avot-Vallée. Excluding these unfavorable impacts and other specific items, the income tax rate would have been 35%.
The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries—notably Europe and the United States—where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 29% to 35%.
Share of results of associates and joint ventures
The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public company that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France. It also includes the results of our joint ventures, including our participation in RdM. However, on April 1, 2011, the Company will start to fully consolidate RdM (See the “Significant developments” section for more details.)
The results of our joint ventures were as follows for the 3-month periods ended March 31, 2011 and 2010:

	For the 3-month periods ended
	March 31,
	2011	2010
Condensed statement of earnings
Sales, net of intercompany	99	82
Cost of sales and expenses	90	74
Depreciation and amortization	4	4
Operating income	5	4
Financing expenses	1	1
Net earnings before income tax	4	3
Income tax	1	1
Net earnings	3	2
Results of discontinued operations
Results of discontinued operations mainly include the results of Dopaco for which the sale transaction was closed on May 2, 2011. Net results for 2011 include a $2 million ($3 million before tax) loss following the amendment of a health benefit plan as well as the recognition of a $3 million income tax asset due to the imminent sale of Dopaco. Results of Dopaco were as follows for the 3-month periods ended March 31, 2011 and 2010:

	For the 3-month periods ended
	March 31,
	2011	2010
Results of discontinued operations
Sales, net of intercompany	95	101
Cost of sales and expenses	79	80
Depreciation and amortization	4	6

	For the 3-month periods ended
	March 31,
	2011	2010
Other expenses	8	8
Operating income	4	7
Income tax	(2)	1
Net earnings	6	6
Net earnings
As a result of the foregoing factors, the Company posted a net loss of $8 million, or negative $0.08 per share, compared to net earnings of $1 million, or $0.01 per share in 2010. After excluding certain specific items, the Company realized net earnings of $1 million, or $0.01 per share, compared to $4 million, or $0.04 per share in 2010 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).
Liquidity and capital resources
Cash flows from continuing operating activities
Continuing operating activities used $12 million in liquidity in 2011, compared to $25 million generated in 2010. Changes in non-cash working capital components required $27 million in funds, compared to $15 million in 2010. Lower profitability in 2011 compared to 2010 led to this deterioration. Moreover, due to seasonality, the first quarter usually requires cash outflows to increase inventory for the forthcoming summer. A decrease of €5 million ($6 million) in a factoring program of accounts receivable in Europe combined with year-end rebate payments also increased working capital. As well, price increases are being implemented or announced in our Boxboard, Specialty Products and Tissue Paper Groups which should increase working capital for the upcoming quarters.
Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $15 million for 2011, compared to $40 million in 2010. In 2010, cash flow from continuing operating activities was negatively affected by the $3 million premium paid on the repurchase of a portion of our senior notes maturing in 2013 following the refinancing of our long-term debt in 2009.
This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.
Investing activities from continuing operations
Investment activities in 2011 required total cash resources of $45 million, mainly for net cash outflow for capital expenditure projects ($35 million) and other assets and investments in associates and joint ventures ($10 million).
New capital expenditures projects incurred during the year amounted to $23 million. Capital expenditures per group are as follows:
In 2011, the Company also invested in other assets and investments in associates and joint ventures for $10 million. The main investments are as follows:
•	$9 million for modernization of our financial information system to an ERP information technology system of which $8 million is financed through a loan agreement and will be reimbursed over a period of three years.

•	$7 million for a project in development in partnership with third parties in our Containerboard manufacturing segment.

•	$1 million investment to increase our share position in RdM to 40.83%. The Company also increased its participation in some other investments for a total amount of $1 million.
Financing activities from continuing operations
Revolving and term facilities
On December 30, 2010, the Company repaid in full its term loan in the amount of $100 million, and consequently the term loan facility has been cancelled.
On February 10, 2011, the Company entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt-to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.
Unsecured senior notes
Following the refinancing of its long-term debt in 2009, the Company has purchased during the first quarter of 2010, for a total consideration of US$158 million ($161 million), including a premium of US$3 million ($3 million), a total of US$106 million ($108 million) aggregate principal amount of 7.25% Notes and US$49 million ($50 million) aggregate principal amount of 6.75% Notes due 2013. As of March 31, 2011, approximately US$9 million ($9 million) aggregate principal amount of 7.25% Notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% Notes remain outstanding.

The Company also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% notes outstanding, pursuant to which said holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures.
The Company also redeemed 173,863 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $1 million.
Including the $4 million in dividends paid out during the year, financing activities from continuing operations generated $48 million in liquidity.
Liquidity from discontinued operations
Cash flows from discontinued operations were as follows for the 3-month periods ended March 31, 2011 and 2010:

	For the 3-months periods ended
	March 31,
	2011	2010
Cash flows of discontinued operations
Cash flows generated (used) from:
Operating activities	17	8
Investing activities	(1)	(3)
Total	16	5
In 2011, the Company also paid $3 million (2010—$2 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.
Consolidated financial position as at March 31, 2011
and December 31, 2010
The Company’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2011	2010
Working capital[1]	542	526
% of sales[2]	15.0%	14.6%
Bank loans and advances	45	42
Current portion of long-term debt and revolving credit facility renewed in 2011	10	401
Long-term debt	1,400	960
Total debt	1,455	1,403
Equity attributable to Shareholders	1,042	1,049
Total equity attributable to Shareholders and debt	2,497	2,452
Ratio of total debt/total equity attributable to Shareholders and debt	58.3%	57.2%
Shareholders’ equity per share (in dollars)	$10.79	$10.86

1	Working capital includes accounts receivable plus inventories less accounts payable and accrued liabilities. It is not restated for discontinued operations which have a working capital of $60 million as at March 31, 2011.

2	% of sales = LTM Working Capital/LTM Sales (not adjusted for Dopaco). Working capital is not adjusted for discontinued operations which have a working capital of $60 million.
Liquidity available via the Company’s new amended and restated credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditure requests for 2011 are estimated at approximately $240 million with $160 million initially approved. This amount is subject to change depending on the Company’s operating results and on general economic conditions. As at March 31, 2011, the Company had $329 million (net of letters of credit in the amount of $16 million) available through its $750 million credit facility.
Near-term outlook
Looking ahead to the second quarter, demand should continue and even slightly improve along with seasonality. In addition, selling price increases are being implemented or announced for the months ahead in our Boxboard, Specialty Products and Tissue Paper segments. Elevated input costs and the strong Canadian dollar should however continue to put pressure on our profitability.
With regards to the second half of the year, we anticipate an upturn in results in large measure due to restructuring initiatives, combined with improved pricing in most of our sectors.

Capital stock information
As at March 31, 2011, issued and outstanding capital stock consisted of 96,507,785 common shares (96,606,421 as at December 31, 2010), and 5,211,951 stock options were issued and outstanding (5,287,178 as at December 31, 2010). In 2011, 75,227 options were exercised, none were forfeited and none expired.
As at May 25, 2011, issued and outstanding capital stock consisted of 96,201,585 common shares and 5,211,951 stock options.
Critical accounting estimates
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.
(a) Impairment
In determining the recoverable amount of an asset or CGU, the Company uses several key assumptions, based on external information on the industry when available, and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.
The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
Description of significant impairment testing assumptions
Growth rates
The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.
Discount rates
The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.
Foreign exchange rates
Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Company uses the last five years’ historical average of foreign exchange rate.
Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.
(b) Income taxes
The Company is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to use them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and consequently, affect the Company’s results in the relevant year.
(c) Employee benefits
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.
Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.
Recent IFRS pronouncements not yet adopted
a) Prior to quarter-end pronouncement
IFRS 9 — Financial Instruments
IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments — Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.
b) Post quarter-end pronouncements
In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.
The following is a brief summary of the new standards:
IFRS 10 — Consolidation
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.
IFRS 11 — Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.
IFRS 12 — Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.
IFRS 13 — Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.
Amendments to Other Standards
In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.
Controls and procedures
Evaluation of the effectiveness of disclosure controls and procedures, and internal control over financial reporting
The Company’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.
The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Company.
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at March 31, 2011, based on the framework established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Company’s internal control over financial reporting was effective at that date.
During the quarter ended March 31, 2011, there were no changes to the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its ICOFR.
Risk management
As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.
Page 55 to 62 of our Annual Report for the year ended December 31, 2010 contain a discussion of the key areas of the Company’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

Consolidated Balance Sheets

		March 31,	December 31,	January 1,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2010
Assets
Current assets
Cash and cash equivalents		10	6	8
Accounts receivable		466	490	456
Current income tax assets		27	21	13
Inventories		409	476	467
Financial assets		12	12	14
Assets of disposal group classified as held for sale	4	280	—	—
		1,204	1,005	958
Long-term assets
Investments in associates and joint ventures		271	262	260
Property, plant and equipment	6	1,374	1,553	1,637
Intangible assets		113	126	137
Financial assets		2	2	5
Other assets		117	94	75
Deferred income tax assets		79	82	74
Goodwill		292	313	315
		3,452	3,437	3,461
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		45	42	50
Accounts payable and accrued liabilities		393	440	395
Current income tax liabilities		13	2	1
Provisions for contingencies and charges		17	23	24
Current portion of financial liabilities and other liabilities		13	14	7
Current portion of long-term debt	7	10	7	6
Liabilities of disposal group classified as held for sale	4	77	—	—
Revolving credit facility, renewed in 2011	7	—	394	—
		568	922	483
Long-term liabilities
Long-term debt	7	1,400	960	1,423
Provisions for contingencies and charges		38	37	31
Financial liabilities		89	83	54
Other liabilities		179	196	166
Deferred income tax liabilities		113	167	192
		2,387	2,365	2,349

		March 31,	December 31,	January 1,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2010
Equity attributable to Shareholders
Capital stock		495	496	499
Contributed surplus		13	14	14
Retained earnings		564	576	575
Accumulated other comprehensive income (loss)	8	(30)	(37)	3
		1,042	1,049	1,091
Non-controlling interest		23	23	21
Total equity		1,065	1,072	1,112

		3,452	3,437	3,461

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
Consolidated Statements of Earnings

	For the 3-month periods
	ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	2011	2010
Sales		774	759
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		661	614
Depreciation and amortization		36	40
Selling and administrative expenses		77	81
Losses on disposal and other		1	—
Net impairment loss and other restructuring costs		4	—
Foreign exchange loss		—	5
Loss on financial instruments		1	—
		780	740
Operating income (loss)		(6)	19
Financing expense		25	28
Loss on refinancing of long-term debt		—	3
Foreign exchange loss on long-term debt and financial instruments		5	1
		(36)	(13)
Recovery of income taxes		(14)	(5)
Share of results of associates and joint ventures		(8)	(3)
Net loss from continuing operations including non-controlling interest for the period		(14)	(5)
Net earnings from discontinued operations for the period	4	6	6
Net earnings (loss) including non-controlling interest for the period		(8)	1
Less: Non-controlling interest		—	—
Net earnings (loss) attributable to Shareholders for the period		(8)	1
Net loss from continuing operations per common share
Basic		($0.15)	($0.05)
Diluted		($0.15)	($0.05)
Net earnings (loss) per common share
Basic		($0.08)	$0.01
Diluted		($0.08)	$0.01
Weighted average basic number of common shares outstanding		96,606,421	97,086.643
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Comprehensive Loss

	For the 3-month periods
	ended March 31,
(in millions of Canadian dollars) (unaudited)	2011	2010
Net earnings (loss) including non-controlling interest for the period	(8)	1
Other comprehensive income (loss)

Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(9)	(31)
Change in foreign currency translation related to net investment hedging activities	15	16
Income taxes	(2)	(2)

Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	4
Change in fair value of interest rate swap agreements	1	(2)
Change in fair value of commodity derivative financial instruments	4	(8)
Income taxes	(1)	2
Available-for-sale financial assets	—	1
	7	(20)
Comprehensive loss including non-controlling interest for the period	(1)	(19)
Less: Comprehensive income attributable to non-controlling interest for the period	—	—
Comprehensive income attributable to Shareholders	(1)	(19)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
Consolidated Statements of Equity

	For the 3-month period ended March 31, 2011
					Accumulated
					other	Total equity
		Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	Note	stock	surplus	earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period		496	14	576	(37)	1,049	23	1,072
Net loss for the period		—	—	(8)	—	(8)	—	(8)
Other comprehensive income	8	—	—	—	7	7	—	7
Dividends		—	—	(4)	—	(4)	—	(4)
Stock options		—	(1)	—	—	(1)	—	(1)
Redemption of common shares		(1)	—	—	—	(1)	—	(1)
Balance—End of period		495	13	564	(30)	1,042	23	1,065

	For the 3-month period ended March 31, 2010
					Accumulated
					other	Total equity
		Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	Note	stock	surplus	earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period		499	14	575	3	1,091	21	1,112
Net earnings for the period		—	—	1	—	1	—	1
Other comprehensive loss	8	—	—	—	(20)	(20)	—	(20)
Dividends		—	—	(4)	—	(4)	—	(4)
Stock options		—	—	—	—	—	—	—
Redemption of common shares		(1)	—	—	—	(1)	—	(1)
Balance—End of period		498	14	572	(17)	1,067	21	1,088
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

	For the 3-month periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		(8)	1
Net earnings from discontinued operations for the period		(6)	(6)
Net loss from continuing operations		(14)	(5)
Adjustments for
Financing expense		25	28
Depreciation and amortization		36	40
Losses on disposal and other		1	—
Net impairment loss and other restructuring costs		4	—
Unrealized loss on financial instruments		2	—
Foreign exchange loss on long-term debt and financial instruments		5	1
Recovery of income taxes		(14)	(5)
Share of results of associates and joint ventures		(8)	(3)
Financing expense paid		(17)	(10)
Income tax paid		(3)	(4)
Others		(2)	(2)
		15	40
Changes in non-cash working capital components		(27)	(15)
		(12)	25
Investing activities from continuing operations
Purchases of property, plant and equipment		(35)	(30)
Increase in other assets and investment in associates and joint ventures		(10)	(3)
Business acquisitions, net of cash acquired		—	(2)
		(45)	(35)
Financing activities from continuing operations
Bank loans and advances		4	(3)
Change in revolving credit facilities		51	185
Purchase of senior notes		—	(161)
Increase in other long-term debt		—	1
Payments of other long-term debt		(2)	(2)
Redemption of common shares		(1)	(2)
Dividend paid to Company’s shareholders		(4)	(4)
		48	14
Change in cash and cash equivalents during the period from continuing operations		(9)	4
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	4	13	3
Net change in cash and cash equivalents during the period		4	7
Cash and cash equivalents—Beginning of period		6	8
Cash and cash equivalents—End of period		10	15
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Segmented Information

	Sales
	For the 3-month periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010
Packaging products
Boxboard
Manufacturing		126	115
Converting		144	151
Intersegment sales		(11)	(9)
Discontinued operations of converting segment	4	(106)	(111)
		153	146
Containerboard
Manufacturing		139	134
Converting		195	194
Intersegment sales		(80)	(73)
		254	255
Specialty products
Industrial packaging		30	27
Consumer packaging		18	17
Specialty papers		73	78
Recovery and recycling		83	72
Intersegment sales		(2)	(2)
		202	192
Intersegment sales		(28)	(26)
		581	567
Tissue papers
Manufacturing and converting		199	197
Intersegment sales and others		(6)	(5)

Total		774	759

Segmented Information (continued)

	Operating income (loss) before
	depreciation and amortization
	For the 3-month periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010
Packaging products
Boxboard
Manufacturing		3	5
Converting		9	15
Others		—	—
Discontinued operations of converting segment	4	(8)	(13)
		4	7
Containerboard
Manufacturing		6	10
Converting		10	21
Others		(3)	1
		13	32
Specialty products
Industrial packaging		2	4
Consumer packaging		—	1
Specialty papers		—	5
Recovery and recycling		4	6
Others		1	—
		7	16
		24	55
Tissue papers
Manufacturing and converting		10	19
Corporate		(4)	(15)
Operating income before depreciation and amortization		30	59
Depreciation and amortization
Boxboard		(7)	(9)
Containerboard		(15)	(19)
Specialty products		(6)	(6)
Tissue papers		(10)	(11)
Corporate and eliminations		(2)	(1)
Discontinued operations of converting segment	4	4	6
		(36)	(40)
Operating income		(6)	19

	Purchases of
	property, plant
	and equipment
	For the 3-month periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010
Packaging products
Boxboard
Manufacturing		2	2
Converting		1	3
Discontinued operations of converting segment	4	(1)	(3)
		2	2
Containerboard
Manufacturing		3	5
Converting		4	4
		7	9
Specialty products
Industrial packaging		—	—
Consumer packaging		—	1
Specialty papers		4	1
Recovery and recycling		2	1
		6	3
		15	14
Tissue papers
Manufacturing and converting		6	8

Corporate		2	4

Total purchases		23	26

Disposal of property, plant and equipment		—	(2)
		23	24
Purchases of property, plant and equipment included in accounts payable
Beginning of period		18	13
End of period		(6)	(7)

Total investing activities		35	30

Notes to Interim Consolidated Financial Statements
For the 3-month period ended March 31, 2011
(tabular amounts in millions of Canadian dollars, except per share and option amounts and number of shares and options) (unaudited)
Note 1
General Information
Cascades Inc. and its subsidiaries (together “Cascades” or the “Company”) produce, convert and market packaging and tissue products composed mainly of recycled fibers. Cascades Inc. is incorporated and domiciled in Quebec, Canada. The address of its registred office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.
The Board of Directors approved the interim consolidated financial statements on May 25, 2011.
Note 2
Summary of Significant Accounting Policies
Basis of presentation and adoption of IFRS
The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada “Canadian GAAP” as set out in the Handbook of the Canadian Institute of Chartered Accountant (“CICA Handbook”). For periods beginning on or after January 1, 2011, the CICA Handbook applicable to publicly accountable enterprises has been revised to incorporate International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Accordingly, the Company has commenced reporting on this basis in these unaudited interim consolidated financial statements.
These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) and IFRS 1, First-time Adoption of IFRS. Note 9 discloses the impact of the transition to IFRS on the Company’s reported balance sheet, statement of earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under previous Canadian GAAP.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 25, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated statements for the year ending December 31, 2011 could result in restatement of these unaudited interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.
These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2010 annual consolidated financial statements prepared under previous Canadian GAAP and in consideration of the IFRS transition disclosures included in note 9 to these unaudited interim consolidated financial statements.

Basis of measurement
The unaudited interim consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments.
Basis of consolidation
These consolidated financial statements include the accounts of the Company, which include:
(a) Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The purchase consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The transaction costs directly attributable to the acquisition are expensed. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the purchase consideration over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the purchase consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of earnings. Intercompany transactions, balances and unrealized gains on transactions between subsidiaries are eliminated.
(b) Transactions and change in ownership
Disposals of equity interests that do not result in the Company losing control are treated as equity transactions. When the Company loses control, disposal of non-controlling interests that result in gains or losses for the Company are recognized in the statement of earnings.
(c) Associates
Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.
Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising in investments in associates are recognized in the statement of earnings.
The Company assesses at each year-end whether there is any objective evidence that its interest in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost to sell and value in use) and charged to the statement of earnings.
(d) Joint ventures
A joint venture is an entity in which the Company holds a long-term interest and shares joint control over the strategic, financial and operating decisions with one or more other venturers under a contractual arrangement. The Company reports its interests in joint ventures using the equity method. Accounting policies of joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Company.
Revenue recognition
The Company recognizes its sales, which consist of product sales, when it is probable that the economic benefits will flow to the Company, the goods are shipped and the significant risks and benefits of ownership are transferred, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured.
Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns at the time of sale. Historical experience is used to estimate and provide for discounts and returns. Volume discounts are assessed based on anticipated annual purchases.
Financial instruments and hedging relationships
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Classification
The Company classifies its financial instruments in the following categories: at fair value through profit or loss, held-to-maturity (“HTM”), loans and receivables, available for sale (“AFS”), and other liabilities. The classification depends on the purpose for which the financial instruments were acquired or issued. Management determines the classification of its financial assets and financial liabilities at initial recognition. Settlement date accounting is used by the Company for all financial assets. Changes in fair value of the acquired asset between the trade date and the settlement date are reflected in earnings, other than gains and losses on AFS financial assets, which are reflected in other comprehensive income.
(a) Financial assets at fair value through profit or loss
A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of earnings. Gains and losses arising from changes in fair value are presented in the statement of earnings within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as long-term.

(b) Held-to-maturity (“HTM”)
HTM financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities, other than loans and receivables, AFS or fair value through profit or loss that the entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.
(c) Available-for-sale financial assets
AFS investments are non-derivatives that are either designated in this category or not classified in any of the other categories. AFS investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. AFS investments are classified as long-term, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.
Interest on AFS investments, calculated using the effective interest method, is recognized in the statement of earnings as part of interest income. Dividends on AFS equity instruments are recognized in the statement of earnings as part of other gains and losses when the Company’s right to receive payment is established. When an AFS investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of earnigs and included in other gains and losses.
(d) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of trade receivables and cash and cash equivalents, and are included in current assets due to their short-term nature.
Loans and receivables are initially recognized at fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.
(e) Other liabilities
Other liabilities are initially recorded at fair value. Transaction costs are included in the original carrying value of the financial liability. Other liabilities are carried at amortized cost using the effective interest method.
Effective interest method
The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts, including transaction costs, discounts or premiums, through the expected life of the financial instrument.
Impairment of financial assets
At each report date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:
i) Financial assets carried at amortized cost: The loss is difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.
ii) Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of earnings. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.
Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. The Company designates certain derivatives as either:
(a) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);
(b) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or
(c) hedges of a net investment in a foreign operation (net investment hedge).
The Company formally documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The full fair value of a hedging derivative is classified as a long-term asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.
(a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of earnings, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the statement of earnings within “Financing expense”. The gain or loss relating to the ineffective portion is recognized in the statement of earnings. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk (Basis Adjustment) are recognized in the statement of earnings within “Financing expense”.
If the hedge no longer meets the criteria for hedge accounting, the Basis Adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.
(b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income.

The gain or loss relating to the ineffective portion is recognized immediately in the statement of earnings.
Amounts accumulated in equity are reclassified to profit or loss in the period when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of earnings within “Financing expense”. The gain or loss relating to the ineffective portion is recognized in the statement of earnings. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or PP&E), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of property, plant and equipment.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of earnings.
(c) Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.
Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of earnings.
Gains and losses accumulated in equity are included in the statement of earnings when the foreign operation is partially disposed of or sold.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.
Accounts receivable
Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less a provision for doubtful accounts that is based on expected collectability. Losses on factoring of accounts receivable are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale.
Inventories
Inventories of finished goods are valued at the lower of average production cost and net realizable value. Inventories of raw materials and supplies are valued at the lower of cost and replacement value which is the best available measure of their net realizable value. Cost of raw materials and supplies is determined using the average cost and the first-in, first-out methods respectively. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
Property, plant and equipment and depreciation
Property, plant and equipment are recorded at cost less accumulated depreciation and net impairment losses, including interest incurred during the construction period of certain property, plant and equipment. Depreciation is calculated on a straight-line basis at annual rates varying from 3% to 5% for buildings, 5% to 10% for machinery and equipment, and 15% to 20% for automotive equipment, determined according to the estimated useful life of each class of property, plant and equipment. Repairs and maintenance costs are charged to the statement of earnings during the period in which they are incurred.
Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.
Grants and investment tax credits
Grants and investment tax credits are accounted for using the cost reduction method and are amortized to earnings as a reduction of depreciation, using the same rates as those used to amortize the related property, plant and equipment.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until all the activities necessary to prepare the asset for its intended use are complete.
All other borrowing costs are recognized in the statements of earnings in the period in which they are incurred.
Intangible assets
Intangible assets consist primarily of customer relationships and client lists, application software and favourable leases. They are recorded at cost less accumulated amortization and impairment losses and amortized on a straight-line basis. Over the estimated useful lives as follows:

Customer relationship	Between 2 and 30 years
Other finite-life intangible assets	Between 2 and 20 years
Application software	Between 3 and 10 years
Favourable leases	Term of the lease
Others	Between 2 and 20 years
Expenditure on research activities is recognized as an expense in the period in which it is incurred.
Long term borrowings
Long term debt is recognized initially at fair value, net of financing costs incurred. Long term debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of earnings over the period of the term of the debt using the effective interest rate method.
Financing costs paid on establishment of the revolving credit facility are recognized as deferred financing cost, to the extent it is probable that some or all of the revolving credit facility will be drawn down. In the case, the financial costs are deferred until the draw-down occurs. To the extent there is no draw-down, the fee is capitalized as a pre-payment for liquidity services and amortized on a straight-line basis over the anticipated period of the credit facility.

Impairment
Property, plant and equipment and intangible assets with finite useful life
At the end of each reporting period, the Company assesses whether there is an indicator that the carrying amount of an asset or group of assets may be lower than its recoverable amount. For that purpose, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units “CGUs”).
When the recoverable amount is lower than the carrying amount, the carrying amount is reduced to the recoverable amount. Impairment losses are recorded immediately in the statement of earnings on the line item Net impairment loss and other restructuring costs.
Impairment losses are evaluated for potential reversals when events or changes in circumstances warrant such consideration. The revalued carrying value is the greater of the estimated recoverable amount or the carrying amount that would have been determined had no impairment loss been recognized and depreciation had been taken previously on the asset or CGU. A reversal of impairment loss is recorded directly in the statement of earnings on the line item Net impairment loss and other restructuring costs.
Goodwill
Goodwill are reviewed for impairment annually on December 31 or when an event or circumstance occurs and indicates that the value could be permanently impaired. Goodwill is allocated to CGUs for the purpose of impairment testing based on the level at which management monitors it, which is not higher than an operating segment. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Impairment loss on goodwill is not reversed.
Recoverable amounts
A recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU. When determining fair value less cost to sell, the Company considers if there is a market price for the asset being evaluated. Otherwise, the Company uses the income approach. The income approach is predicated on the value of the future cash flows that an asset or CGU will generate going forward. The discounted cash flow (“DCF”) method was used which involves projecting cash flows and converting them into a present value equivalent through discounting.
Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of earnings on a straight-line basis over the term of the lease.
The Company leases certain property, plant and equipment. Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property, plant and equipment acquired under a finance lease are depreciated over the shorter of the estimated useful life of the asset and the lease term using the straight-line method.
Each lease payment is allocated between the liability and financing expense so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of financing expense, are included in long-term debt.
Provisions for contingencies and charges
Provisions for contingencies include mainly legal claims, volume rebates and others. A provision is recognized when the Company has a legal or constructive obligation as a result of a past event and it is probable that settlement of the obligation will require a financial payment or cause a financial loss, and a reliable estimate can be made of the amount of the obligation.
If some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recorded in the balance sheet as a separate asset, but only if it is virtually certain that the reimbursement will be received.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financing expense.
Asset retirement obligation and environmental costs
An obligation to incur restoration and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a plant or landfill site. Such costs arising from the installation of plant and other site preparation work are provided for and capitalized at the start of each project, or as soon as the obligation to incur such costs arises. Decommissioning costs are recorded at the estimated amount at which the obligation could be settled at the balance sheet date, and are charged against profit over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. The discount rate is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their present values and charged against profits as the obligation arises.
Changes in the measurement of a liability relating to the decommissioning of a plant or other site preparation work that result from changes in the estimated timing or amount of the cash flow, or a change in the discount rate, are added to, or deducted from, the cost of the related asset in the current year. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in the statement of earnings. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy for impairment testing.
Employee benefits
The Company offers funded and unfunded defined benefit pension plans, defined contribution pension plans, and group registered retirement savings plans that provide retirement benefit payments for most of its employees. The defined benefit pension plans are usually contributory and are based on the number of years of service and, in most cases, based on the average salaries or compensation at the end of a career. Retirement benefits are, in some cases, partially adjusted based on inflation. The Company also contributes to its employees’ complementary retirement benefit plans and other post-employment benefit plans, such as group life insurance, medical and dental plans. However, these benefits, other than pension plans, are not funded. Furthermore, the medical and dental plans upon retirement are being phased out and are no longer offered to the majority of the new employees and those who do not meet certain criteria.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated at least every three years by independent actuaries using the projected unit credit method, and updated regularly by management for any material transactions and changes in circumstances, including changes in market prices and interest rates up to the end of the reporting period.
Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recorded in other comprehensive income and recognized immediately in retained earnings without recycling to the statement of earnings.
Past service costs are recognized immediately in the statement of earnings, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.
When restructuring a plan results in a curtailment and a settlement occurring at the same time, the curtailment is accounted for before the settlement.
Interest costs on pension and other post-employment benefits are recognized in the statement of earnings as Financing expense.
The measurement date of the employee future benefit plans is December 31 of each year. An actuarial evaluation is performed at least every three years. Based on the pension plan liability balance as at December 31, 2010, 75% of the plans have been evaluated on December 31, 2009 and 10% as at December 31, 2008. The remaining 15% will be evaluated during 2011 for the period ended December 31, 2010.
Income taxes
The Company uses the liability method to recognize deferred income taxes. According to this method, deferred income taxes are determined using the difference between the accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the balance sheet date and that are expected to apply when the deferred income taxes are expected to be recovered or settled. Deferred income tax assets are recognized when it is probable that the asset will be realized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Cascades Inc’s functional currency.
Foreign currency transactions
Transactions denominated in currencies other than the business unit’s functional currency are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Unrealized gains and losses on translation of monetary assets and liabilities are reflected in the the statement of earnings for the year.
Foreign operations
The assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included in accumulated other comprehensive income.
Share-based payments
The Company uses the fair value method of accounting for stock-based compensation awards granted to officers and key employees. This method consists of recording expenses to earnings based on the vesting period of each tranche of options granted. The fair value of each tranche is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. When stock options are exercised, any consideration paid by employees, as well as the related stock-based compensation, are credited to capital stock.
Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s directors.
Earnings per common share
Basic earnings per common share is determined using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is determined by adjusting the weighted average number of common shares outstanding for dilutive instruments, which is primarily stock options, using the treasury stock method to evaluate the dilutive effect of stock options. Under this method, instruments with a dilutive effect, which is when the average market price of a share for the period exceeds the exercise price, are considered to have been exercised at the beginning of the period and the proceeds received are considered to have been used to redeem common shares of the Company at the average market price for the period.
Recent IFRS pronouncements not yet adopted
a) Prior to quarter-end pronouncement
IFRS 9 — Financial Instruments
IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments — Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.
This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.
b) Post quarter-end pronouncements
In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.
The following is a brief summary of the new standards:
IFRS 10 — Consolidation
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.
IFRS 11 — Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.
IFRS 12 — Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.
IFRS 13 — Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.
Amendments to Other Standards
In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.
Note 3
Critical accounting estimates and judgments
Use of estimates
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.
(a) Impairment
In determining the recoverable amount of an asset or CGU, the Company uses several key assumptions, based on external information on the industry when available, and includes, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information at the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
Description of significant goodwill impairment testing assumptions
Growth rates
The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as GDP growth and inflation, as well as industry and market trends.
Discount rates
The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.
Foreign exchange rates
Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Company uses the last five years’ historical average of foreign exchange rate.
Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.
(b) Income taxes
The Company is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to use them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and consequently, affect the Company’s results in the relevant year.
(c) Employee benefits
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected health care costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.
Due to the long-term nature of these plans, such estimates are subject to significant uncertainly. All assumptions are reviewed annually.
Note 4
Discontinued operations
a) On March 11, 2011, the Company announced that it has entered into an agreement for the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively named Dopaco), its converting business for the quick-service restaurant industry which is part of the Boxboard Group for a cash consideration of US $400 million ($380 million). The transaction was closed on May 2, 2011.
The assets and liabilities related to Dopaco are presented as held for sale in these unaudited interim consolidated financial statements are as follows:

As at
March 31,
2011
Assets of disposal group classified as held for sale
Accounts receivable	36
Inventory	56
Investments in associates and joint ventures	2
Property, plant and equipment	148
Intangible assets	15
Other assets	2
Deferred income tax assets	1
Goodwill	20

Total assets	280

As at
March 31,
2011
Liabilities of disposal group classified as held for sale
Accounts payable and accrued liabilities	32
Employee future benefits	15
Deferred income tax liabilities	30

Total liabilities	77

	For the 3-months periods ended
	March 31,
	2011	2010
Result of the discontinued operations
Sales	106	111
Cost of sales and expenses (excluding depreciation and amortization)	90	90
Depreciation and amortization	4	6
Other expenses	8	8
Net earnings before income tax of discontinued operations	4	7
Income tax	(2)	1
Net earnings from discontinued operations	6	6

	For the 3-months periods ended
	March 31,
	2011	2010
Cash flows from (used for):
Operating activities	17	8
Investing activities	(1)	(3)
Financing activities	—	—

Total	16	5

b) In 2011, the Company also paid $3 million (2010 — $2 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.
Note 5
Business disposals
On March 1, 2011, the Company sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France for a total consideration of €10 million ($14 million) including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price of €5 million ($7 million) which will be received over a maximum of 3 years. The Company realized a loss of $1 million before income taxes.

	Business segment	Containerboard
Accounts receivable		17
Inventories		10
Property, plant and equipment		12
		39
Accounts payable and accrued liabilities		20
Long-term debt		7
Other liabilities		5
Cumulative translation adjustment		(1)
		31
		8
Loss on disposal		(1)
Balance of sale price — included in other assets		7

Note 6
Property, Plant and Equipment

				Machinery and	Automotive
	Note	Land	Buildings	equipment	equipment	Others	Total
As at January 1, 2010
Cost		81	531	2,648	64	284	3,608
Accumulated depreciation and impairment		—	178	1,574	47	172	1,971
Net book amount		81	353	1,074	17	112	1,637
Year ended December 31, 2010
Opening net book amount		81	353	1,074	17	112	1,637
Exchange differences		—	(5)	(21)	—	(2)	(28)
Additions		1	10	58	7	64	140
Disposals		—	—	(2)	—	(2)	(4)
Other		(5)	4	47	1	(47)	—
Depreciation and amortization		—	(22)	(129)	(6)	(5)	(162)
Impairments		—	—	(26)	—	(4)	(30)
Closing net book amount		77	340	1,001	19	116	1,553
As at December 31, 2010
Cost		77	541	2,636	69	310	3,633
Accumulated depreciation and impairment		—	201	1,635	50	194	2,080
Net book amount		77	340	1,001	19	116	1,553
Period ended March 31, 2011
Opening net book amount		77	340	1,001	19	116	1,553
Exchange differences		—	(1)	(6)	—	(1)	(8)
Additions		—	3	8	2	12	25
Disposals		—	—	—	—	—	—
Other		—	1	(4)	—	4	1
Depreciation and amortization		—	(5)	(29)	(1)	(1)	(36)
Impairments		—	—	(1)	—	—	(1)
Reclassified as Assets held for sale	4	—	(4)	(139)	—	(5)	(148)
Business disposal	5	—	(7)	(5)	—	—	(12)
Closing net book amount		77	327	825	20	125	1,374
As at March 31, 2011
Cost		77	528	2,218	71	305	3,199
Accumulated depreciation and impairment		—	201	1,393	51	180	1,825
Net book amount		77	327	825	20	125	1,374

Note 7
Long-term debt

		As at
		March 31,	As at December	As at
	Maturity	2011	31, 2010	January 1, 2010
Revolving credit facility, weighted average interest rate of 3.33% as at March 31, 2011, of $394 million; US$16 million and €31 million (December 31, 2010 — $345 million; nil and €37 million; January 1, 2010 — $59 million; US$53 million and €30 million)	2015	452	394	159
Term loan		—	—	100
7.25% Unsecured senior notes of US$9 million (December 31, 2010 — US$9 million; January 1, 2010 - US$116 million)	2013	9	9	122
6.75% Unsecured senior notes of US$9 million (December 31, 2010 — US$9 million; January 1, 2010 - US$61 million)	2013	9	9	63
7.75% Unsecured senior notes of $200 million	2016	198	198	197
7.75% Unsecured senior notes of US$500 million	2017	481	491	516
7.875% Unsecured senior notes of US$250 million	2020	239	245	257
Other debts of subsidiaries		22	14	35
Other debts without recourse to the Company		19	21	—
		1,429	1,381	1,449
Less: Unamortized financing costs		19	20	20

Total long-term debt		1,410	1,361	1,429

Less:
Current portion of debts of subsidiaries		5	2	6
Current portion of debts without recourse to the Company		5	5	—
Revolving credit facility, renewed in 2011		—	394	—
		10	401	6
		1,400	960	1,423
In 2010, the Company purchased, for a total consideration of US$162 million ($168 million) including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due 2013. Approximately US$9 million ($9 million) aggregate principal amount of 7.25% unsecured senior notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% unsecured senior notes remained outstanding as at December 31, 2010.
On February 10, 2011, the Company entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.

Note 8
Accumulated other comprehensive income

	As at
	March 31,	As at December	As at
	2011	31, 2010	January 1, 2010
Foreign currency translation, net of hedging activities and related income tax of $(5) million (December 31, 2010 — $(3) million and January 1, 2010 — $- million)	(21)	(25)	—
Unrealized gain arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $(2) million (December 31, 2010 — $(1) million and January 1, 2010 — $(1) million)	4	5	4
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $- million (December 31, 2010 — $1 million and January 1, 2010 — $1 million)	(2)	(3)	(2)
Unrealized gain (losses) arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $5 million (December 31, 2010 — $5 million and January 1, 2010 — $(3) million)	(10)	(13)	1
Financial assets held for sale, net of related income taxes of $- million	(1)	(1)	—
	(30)	(37)	3
Note 9
Transition to IFRS
These financial statements have been prepared in accordance with the accounting policies described in note 2. The effect of the Company’s transition to IFRS is summarized in this note.
The Company has adopted the provisions of IFRS 1, First-time Adoption of International Financial Reporting Standards, and has identified January 1, 2010 to be the date of transition.
The effect of applying these new standards had the effect of reducing the equity attributable to Shareholders of $213 million. The main elements that represent this reduction are as follows:

$
Net impairment of assets	(120)
Employee benefits	(90)
Share of results of associates and joint ventures	(3)
(213)

Set forth below are the IFRS 1 applicable exemptions and exceptions applied on transition from Canadian GAAP to IFRS.
IFRS Exemption Options
1. Business combinations — IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and such business combinations have not been restated. As such, the Canadian GAAP carrying values relating to business combinations before that date, including any goodwill arising on such business combinations have not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.
2. Employee benefits — IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening retained earnings for all of its employee benefit plans.
3. Currency translation differences “CTA” — Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.
4. Fair value or deemed cost — IFRS 1 allows an entity to adopt a fair value method for any elements of property, plant and equipment at the Company’s discretion and designate fair value as deemed cost as at the Transition Date under IFRS 1. An entity may also elect to recalculate original cost and amortization terms previously determined under Canadian GAAP retrospectively in accordance with IAS 16, Property, Plant and Equipment. The Company elected to record property, plant and equipment at cost at the Transition Date.
5. Asset retirement obligations — IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires an entity to determine the obligation to dismantle, remove and restore items of property, plant and equipment in accordance with IFRS from the acquisition date of the asset. IFRS 1 allows an entity to apply prospectively the requirement of IFRIC 1. In accounting for changes in asset retirement obligations, the guidance in IFRS requires changes in such obligations to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. The Company elected to measure the liability and the related depreciation effects at the Transition Date.
6. Designation of previously recognized financial instruments — IFRS 1 allows an entity to designate, at the Transition Date, a financial asset as AFS. After the Transition Date, any gain or loss arising from a change in fair value of a financial asset classified as AFS is recognized in Other comprehensive income (“OCI”), except for impairment losses and foreign exchange gains and losses. The cumulative gain and loss recognized in OCI is recycled through statement of earnings when the financial asset is derecognized. The Company elected to apply this exemption to a financial asset previously designed as HFT.
7. Borrowing costs — IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A “qualifying asset” is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.
IFRS Mandatory Exceptions
The applicable mandatory exceptions in IFRS 1 applied by the Company on transition from Canadian GAAP to IFRS are described below:
1. Hedge accounting — Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in
IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date are recorded as hedges in the Company’s results under IFRS. All derivatives, whether they meet IAS 39 criteria for hedge accounting or not, were fair valued and recorded in the balance sheet.
2. Estimates — Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.
3. Derecognition of financial assets and financial liabilities — Financial assets and financial liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The application of the exemption from restating comparative figures for IAS 32 and IAS 39 means that the Company recognized from January 1, 2010 any financial assets and financial liabilities derecognized since January 1, 2004 that do not meet the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an earlier date.
Reconciliations of Canadian GAAP to IFRS
This note provides a summary of the impacts resulting from the transition to IFRS. IFRS 1 requires the Company to reconcile equity, earnings, comprehensive income and cash flows for prior periods. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, earnings, comprehensive income and cash flows.
Changes in accounting policies
In addition to the optional exemptions and mandatory exceptions from retrospective application discussed above, the following narratives explains the significant transition adjustments impacting the Company’s financial position, financial performance and cash flows. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations that follow, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material to the Company.

I. EMPLOYEE FUTURE BENEFITS
As stated in the section entitled “IFRS Exemption Options,” the Company elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans. As a result, the Company recognized all its cumulative actuarial losses of $99 million.
a. Actuarial Gains and Losses
Canadian GAAP — Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average service life of active participants. Actuarial gains and losses below the 10% corridor are deferred.
IFRS — The Company elected to record all actuarial gains and losses in other comprehensive income and recognized immediately in retained earnings, without recycling to the statement of earnings. As a result, the carrying value of the net liability for employee future benefit obligations has been increased by $101 million to recognize cumulative net actuarial gains and losses as at January 1, 2010, and has a balance of $126 million as at December 31, 2010, including the actuarial gains and losses totaling $25 million for the year (net of income tax of $9 million). Company has also adjusted pension expense to eliminate the amortization of actuarial gains and losses.
b. Past service costs
Canadian GAAP — Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.
IFRS — These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately. As a result, the Company adjusted its comparative pension expense to remove the amortization of the vested past service costs. As a result, the Company recognized $15 million of vested past service costs in its opening balance sheet.
c. Accrued Benefit Asset
Canadian GAAP — When a defined benefit plan gives rise to an accrued benefit asset, a valuation allowance is recognized for any excess of the accrued benefit asset over the expected future benefit. The accrued benefit asset is presented in the balance sheet net of the valuation allowance. A change in the valuation allowance is recognized in earnings for the period in which the change occurs.
IFRS — Similar to Canadian GAAP, IFRS limits the recognition of the net benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to record all actuarial gains and losses in other comprehensive income with immediate recognition to retained earnings, any changes in valuation allowance are also recorded in other comprehensive income in the period in which the changes occurred as well. As a result, the Company recorded an additional liability of $10 million as at the Transition Date. This amount represents the adjustment related to the accrued benefit asset and the minimum funding requirements.
d. Minimum funding requirements

Canadian GAAP — There is no requirement to recognize a liability for minimum funding requirements if the contribution payable is not expected to be available as a refund or a future contribution reduction after it is paid into a plan.
IFRS — A liability is recognized for minimum funding requirement contributions if the contribution payable is not expected to be available as a refund or a future contribution reduction after it is paid into the plan. As a result, the Company recorded an additional liability of $10 million at the Transition Date. This amount represents the adjustment related to the accrued benefit asset and the minimum funding requirements.
As a result of these adjustments, opening retained earning decreased by $90 million. The Company decreased its other assets by $80 million, increased its other liabilities by $44 million and recorded a deferred income tax of $34 million as at the transition date.
II. IMPAIRMENTS
a. Grouping of assets
Canadian GAAP — When a long-lived asset does not have identifiable cash flows that are largely independent of those from other assets, that asset must be grouped with other related assets for impairment. This is referred to as the grouping of assets.
IFRS — Asset should be grouped with other related assets when the asset does not have identifiable cash inflows, as opposed to net cash flows, that are independent of those from other assets. This is referred to as a CGU.
b. Recoverable Amount
Canadian GAAP — A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the use and eventual disposition of the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.
IFRS — An impairment loss is recorded when the recoverable amount is less than the carrying amount. The recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value in use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. As a result of the change in measurement methodology, the Company recognized impairments of $158 million and recorded a defered income tax of $38 million at the Transition Date. Consequently, the amortization expense was adjusted by $18 million for 2010.

c. Reversal of Impairment
Canadian GAAP — Reversal of impairment losses is not permitted.
IFRS — Reversal of impairment losses is required for assets other than goodwill if certain criteria are met.
The Company recorded the following impairment loss as of the Transition Date as a result of the change in measurement methodology.
Impairment loss on property, plant and equipment and intangible assets with finite useful life

	Packaging Products				As at January 1, 2010
	Boxboard	Containerboard	Specialty Products	Sub-total	Tissue Papers	Total
Machinery and equipment	52	31	45	128	22	150
Intangibles	8	—	—	8	—	8
Total	60	31	45	136	22	158
The Company applied the income approach in determining fair value less cost to sell and used the following assumptions:

			As at January 1, 2010
	Boxboard	Containerboard	Specialty Products	Tissue Papers
Growth rate	2.00%	2.00%	2.00%	2.00%
Discounting rate	11.75%	11.75%	11.75%	11.75%
Property, plant and equipment and intangible assets (referred to as “long-lived assets”) are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that at the lowest level of determinable cash flows, the carrying value of the long-lived assets may not be recoverable. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the carrying amount of the assets as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.
For the purpose of this test, estimates of undiscounted future cash flows from operations are developed and several key assumptions are used, including production levels, selling prices and volume, raw material costs and foreign exchange rate. The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry, such as Resource Information Systems Inc. (“RISI”) and Bloomberg.
The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates given the information available at the assessment date. In addition, our products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
Considering the above, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions or change in use of such operations could require a significant change in the carrying amount of the assets tested for impairment.
III. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the CTA to zero as of January 1, 2010. An amount of $88 million was recognized in retained earnings. The application of the exemption had no impact on net equity.
IV. FACTORING
Canadian GAAP — The derecognition model for a financial asset is based on control or, more specifically, on the surrender of control.
IFRS — According to the provisions of IAS 39, a set of criteria based mainly on the transfer of risks and rewards, as well as on the control of the financial asset, must be evaluated. The Company has accounts receivable sold into factoring arrangements which are disclosed off-balance sheet under Canadian GAAP and do not satisfy the derecognition criteria as at the Transition Date under IFRS and must be accounted for in the opening balance sheet. The Company increased its accounts receivable and liabilities by $15 million at the Transition Date.
V. JOINT VENTURES
Accounting method
Canadian GAAP — The interests in joint ventures must be accounted for using the proportionate consolidation method.
IFRS — The interests in joint ventures may be accounted for using the proportionate consolidation method or the equity method. The equity method is a method whereby an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for post-acquisition changes in the venturer’s share of net assets. The Company elected to report its interests in joint ventures using the equity method. As a result of the application of the equity method, the Company’s net assets decreased by $171 million as at the Transition Date.
VI. PRESENTATION AND OTHERS
Financial statement presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP. The Company reclassified certain items in compliance with IFRS requirements. The reclassifications concern mainly deferred taxes and long-term provisions disclosure.

VII. INCOME TAXES
a. Accounting for Uncertainty in Income Tax Positions
Canadian GAAP — Benefits for uncertain tax positions are determined by reference to a two-step process. First, the Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination. Where the position meets that criterion of likelihood, the amount of benefit is measured as the amount that is greater than 50% likely of being realized. Where the criterion of likelihood is not met, no benefit is recognized for the uncertain tax position. Additionally, under Canadian GAAP, uncertain tax positions are evaluated based solely on the technical merits of the positions. Liabilities are recorded where the technical merits are uncertain and the tax examination is not finalized.
IFRS — The provision for uncertain tax positions is the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors, including the status of the tax authority examination. Uncertain tax positions are not evaluated solely on the technical merits of the position. No adjustment has been recorded to reflect this requirement.
b. Deferred Tax
Canadian GAAP — Deferred taxes are split between current and long-term components on the basis of either (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.
IFRS — All deferred tax assets and liabilities are classified as long-term. The comparative figures have been reclassified to comply with this requirement.
c. Income Tax Effect of Other Reconciling Differences between Canadian GAAP and IFRS Differences for income taxes include the effect of recording, where applicable, the deferred tax effect of other differences between Canadian GAAP and IFRS. All quantitative impacts shown in the table above are disclosed net of tax.
VIII. PROVISIONS AND CONTINGENT LIABILITIES
Canadian GAAP — A provision must be discounted using the entity’s credit-adjusted risk-free rate.
IFRS — A provision must be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows. The quantitative impact of this change is not significant.
IX. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company has prospectively applied hedge accounting to those hedging relationships that satisfied the hedge accounting criteria of IAS 39 at its Transition Date in accordance with the transition requirement of IFRS.
Hedge Accounting
Canadian GAAP — If certain conditions are met, the “short cut method” and the “critical terms match” method can be used for the assessment and measurement of ineffectiveness and, for certain hedges, an assumption of no ineffectiveness can be made.
IFRS — IFRS does not permit the use of the short cut method nor the critical terms match method for the assessment and measurement of effectiveness in a hedging relationship. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. Under IAS 39, the Company uses the “hypothetical derivative method” to assess the effectiveness of its hedging relationships. As a result, the Company measured ineffectiveness at each reporting period and recognized related amounts in earnings. The quantitative impact of this change is not significant.

Reconciliation to IFRS
The following schedules are reconciliations of balance sheet, net earnings, comprehensive income and cash flows as previously reported under Canadian GAAP to IFRS.

		Reconciliation of consolidated balance sheet as at January 1, 2010
	Note	CA GAAP	Effect of transition to IFRS			IFRS
				Effect of Joint
(in millions of Canadian dollars) (unaudited)			Adjustments	Ventures	Reclassification
Assets
Current assets
Cash and cash equivalents	V	19	—	(11)	—	8
Accounts receivable	IV; V	510	—	(69)	15	456
Current income tax assets		13	—	—	—	13
Inventories	V	520	—	(53)	—	467
Financial assets	VI	14	—	—	—	14
Deferred income tax assets	VII (b)	6	—	—	(6)	—
		1,082	—	(133)	9	958
Long-term assets
Investments in associates and joint ventures	V; VI	148	(4)	116	—	260
Property, plant and equipment	II (b); V	1,912	(150)	(125)	—	1,637
Intangible assets	II (b); V; VI	165	(8)	(22)	2	137
Financial assets		5	—	—	—	5
Other assets	I; V; VI	164	(80)	(6)	(3)	75
Deferred income tax assets	VII (b)	—	—	—	74	74
Goodwill	V	316	—	(1)	—	315
		3,792	(242)	(171)	82	3,461
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	V	83	—	(33)	—	50
Accounts payable and accrued liabilities	IV; V; VIII	491	—	(71)	(25)	395
Current income tax liabilities		1	—	—	—	1
Provisions for contingencies and charges	VIII	—	—	—	24	24
Deferred income tax liabilities	VII	6	—	—	(6)	—
Current portion of financial liabilities and other liabilities	VI	7	—	—	—	7
Current portion of long-term debt	V	10	—	(4)	—	6
		598	—	(108)	(7)	483
Long-term liabilities
Long-term debt	V	1,459	—	(36)	—	1,423
Provision for contingencies and charges	VIII	—	—	—	31	31
Financial liabilities	V	55	—	(1)	—	54
Other liabilities	I; II (b); V; VIII	152	44	(14)	(16)	166
Deferred income tax liabilities	I; II (b); V; VII	203	(73)	(12)	74	192
		2,467	(29)	(171)	82	2,349
Equity attributable to Shareholders
Capital stock		499	—	—	—	499
Contributed surplus		14	—	—	—	14
Retained earnings	I; II; III	700	(213)	—	88	575
Accumulated other comprehensive income	III	91	—	—	(88)	3
		1,304	(213)	—	—	1,091
Non-controlling interest		21	—	—	—	21
Total equity		1,325	(213)	—	—	1,112
		3,792	(242)	(171)	82	3,461

		Reconciliation of consolidated balance sheet as at March 31, 2010
	Note	CA GAAP	Effect of transition to IFRS			IFRS
				Effect of Joint
(in millions of Canadian dollars) (unaudited)			Adjustments	Ventures	Reclassification
Assets
Current assets
Cash and cash equivalents	V	23	—	(8)	—	15
Accounts receivable	IV; V	529	—	(66)	11	474
Current income tax assets		14	—	—	—	14
Inventories	V	525	—	(50)	—	475
Financial assets	VI	16	—	—	—	16
Deferred income tax assets	VII (b)	7	—	—	(7)	—
		1,114	—	(124)	4	994
Long-term assets
Investments in associates and joint ventures	V; VI	146	—	105	(3)	248
Property, plant and equipment	II (b); V	1,859	(141)	(114)	2	1,606
Intangible assets	II (b); V; VI	158	(8)	(20)	3	133
Financial assets		5	—	—	—	5
Other assets	I; V; VI	167	(79)	(5)	(3)	80
Deferred income tax assets	VII (b)	—	—	—	72	72
Goodwill	V	315	—	(1)	—	314
		3,764	(228)	(159)	75	3,452
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	V	78	—	(31)	—	47
Accounts payable and accrued liabilities	IV; V, VIII	520	—	(67)	(19)	434
Income tax liabilities		2	—	—	—	2
Provisions for contingencies and charges	VIII	—	—	—	14	14
Deferred income tax liabilities	VII	7	—	—	(7)	—
Current portion of financial liabilities and other liabilities	VI	10	—	—	—	10
Current portion of long-term debt	V	10	—	(4)	—	6
		627	—	(102)	(12)	513
Long-term liabilities	V
Long-term debt	VIII	1,443	—	(30)	2	1,415
Provision for contingencies and charges	V	—	—	—	29	29
Financial liabilities	I; II (b); V; VIII	66	—	(1)	—	65
Other liabilities	I; II (b); V; VII	147	43	(14)	(14)	162
Deferred income tax liabilities		189	(70)	(11)	72	180
		2,472	(27)	(158)	77	2,364
Equity attributable to Shareholders
Capital stock		498	—	—	—	498
Contributed surplus	I; II; III	13	—	—	1	14
Retained earnings	III	696	(205)	—	81	572
Accumulated other comprehensive income		64	4	—	(85)	(17)
		1,271	(201)	—	(3)	1,067
Non-controlling interest		21	—	(1)	1	21
Total equity		1,292	(201)	(1)	(2)	1,088
		3,764	(228)	(159)	75	3,452

		Reconciliation of consolidated balance sheet as at December 31, 2010
	Note	CA GAAP	Effect of transition to IFRS			IFRS
				Effect of Joint
(in millions of Canadian dollars) (unaudited)			Adjustments	Ventures	Reclassification
Assets
Current assets
Cash and cash equivalents	V	10	—	(4)	—	6
Accounts receivable	IV; V	549	—	(73)	14	490
Current income tax assets		21	—	—	—	21
Inventories	V	534	—	(58)	—	476
Financial assets	VI	12	—	—	—	12
Deferred income tax assets	VII (b)	7	—	—	(7)	—
		1,133	—	(135)	7	1,005
Long-term assets
Investments in associates and joint ventures	V; VI	156	(1)	107	—	262
Property, plant and equipment	II (b); V	1,777	(109)	(116)	1	1,553
Intangible assets	II (b); V; VI	150	(6)	(20)	2	126
Financial assets		2	—	—	—	2
Other assets	I; V; VI	192	(90)	(5)	(3)	94
Deferred income tax assets	VII (b)	—	—	—	82	82
Goodwill	V	314	—	(1)	—	313
		3,724	(206)	(170)	89	3,437
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	V	64	—	(22)	—	42
Accounts payable and accrued liabilities	IV; V; VIII	555	—	(81)	(34)	440
Income tax liabilities		4	—	(2)	—	2
Provisions for contingencies and charges	VIII	—	—	—	23	23
Deferred income tax liabilities	VII	5	—	—	(5)	—
Current portion of financial liabilities and other liabilities	VI	14	—	—	—	14
Current portion of long-term debt	V	12	—	(5)	—	7
Revolving credit facility, renewed in 2011	VI	—	—	—	394	394
		654	—	(110)	378	922
Long-term liabilities
Long-term debt	V	1,383	—	(31)	(392)	960
Provision for contingencies and charges	VIII	—	—	—	37	37
Financial liabilities	V	84	—	(1)	—	83
Other liabilities	I; II (b)	150	76	(16)	(14)	196
	I; II (b); V;
Deferred income tax liabilities	VII	172	(74)	(11)	80	167
		2,443	2	(169)	89	2,365
Equity attributable to Shareholders
Capital stock		496	—	—	—	496
Contributed surplus		14	—	—	—	14
Retained earnings	I; II; III	701	(213)	—	88	576
Accumulated other comprehensive income	III	46	5	—	(88)	(37)
		1,257	(208)	—	—	1,049
Non-controlling interest		24	—	(1)	—	23
Total equity		1,281	(208)	(1)	—	1,072
		3,724	(206)	(170)	89	3,437

		Reconciliation of consolidated net earnings for the period ended March 31, 2010
					Discontinued
			Effect of		operations[1]
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	CA GAAP	joint venture	Adjustments	(note 4)	IFRS
Sales	V	942	(82)	—	(101)	759
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	I; V	762	(66)	(2)	(80)	614
Depreciation and amortization	II; V	55	(4)	(5)	(6)	40
Selling and administrative expenses	V	98	(8)	—	(9)	81
Losses on disposal and other		—	—	—	—	—
Net impairment loss and other restructuring costs		—	—	—	—	—
Foreign exchange loss		4	—	—	1	5
Loss (gain) on financial instruments	IX	(4)	—	4	—	—
		915	(78)	(3)	(94)	740
Operating income		27	(4)	3	(7)	19
Financing expense	I; V	28	(1)	1	—	28
Loss on refinancing of long-term debt		3	—	—	—	3
Foreign exchange loss on long-term debt		1	—	—	—	1
		(5)	(3)	2	(7)	(13)
Recovery of income taxes	V	(3)	(1)	—	(1)	(5)
Share of results of associates and joint ventures	V	(2)	(2)	1	—	(3)
Net earnings from continuing operations including non-controlling interest		—	—	1	(6)	(5)
Net earnings from discontinued operations		—	—	—	6	6
Net earnings including non-controlling interest for the period		—	—	1	—	1
Non-controlling interest		—	—	—	—	—
Net earnings attributable to shareholders for the period		—	—	1	—	1
Net earnings from continuing operations per common share
Basic		$—	$—	$0.01	$(0.06)	$(0.05)
Diluted		$—	$—	$0.01	$(0.06)	$(0.05)
Net earnings per common share
Basic		$—	$—	$0.01	$—	$0.01
Diluted		$—	$—	$0.01	$—	$0.01

Weighted average basic number of common shares outstanding		97,086,643	97,086,643	97,086,643	97,086,643	97,086,643

[1]	Discontinued operations are net of intercompany transactions.

		Reconciliation of consolidated net earnings for the period ended December 31, 2010
					Discontinued
			Effect of		operations[1]
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	CA GAAP	joint venture	Adjustments	(note 4)	IFRS
Sales	V	3,959	(350)	—	(427)	3,182
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	I; V	3,173	(280)	(5)	(335)	2,553
Depreciation and amortization	II, V	212	(14)	(18)	(24)	156
Selling and administrative expenses	I, V	395	(35)	(2)	(33)	325
Losses on disposal and other	I	8	—	14	(7)	15
Net impairment loss and other restructuring costs	II; V	50	(1)	(18)	—	31
Loss (gain) on financial instruments		(1)	—	—	—	(1)
		3,837	(330)	(29)	(399)	3,079
Operating income		122	(20)	29	(28)	103
Financing expense	I, V	109	(4)	2	—	107
Loss on refinancing of long-term debt		3	—	—	—	3
Foreign exchange loss (gain) on long-term debt		4	—	—	—	4
		6	(16)	27	(28)	(11)
Provision for income taxes	I; II; V; VII	—	(5)	6	(7)	(6)
Share of results of associates and joint ventures	V; VI	(15)	(11)	(3)	1	(28)
Net earnings from continuing operations including non-controlling interest for the year		21	—	24	(22)	23
Net earnings (loss) loss from discontinued operations for the year		(1)	—	—	22	21
Net earnings including non-controlling interest for the year		20	—	24	—	44
Non-controlling interest		3	—	—	—	3
Net earnings attributable to shareholders for the year		17	—	24	—	41
Net earnings from continuing operations per common share
Basic		$0.18	$—	$0.24	$(0.22)	$0.20
Diluted		$0.18	$—	$0.24	$(0.22)	$0.20
Net earnings per common share
Basic		$0.18	$—	$0.24	$—	$0.42
Diluted		$0.18	$—	$0.24	$—	$0.42
Weighted average basic number of common shares outstanding		96,807,032	96,807,032	96,807,032	96,807,032	96,807,032

[1]	Discontinued operations are net of intercompany transactions.

		Reconciliation of consolidated statement of
		comprehensive income for the period ended March 31,
		2010
			Effect
			of transition
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	IFRS
Net earnings including non-controlling interest for the period		—	1	1
Other comprehensive loss
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	IX	(35)	4	(31)
Change in foreign currency translation related to hedging activities		16	—	16
Income taxes		(2)	—	(2)
Cash flow hedges
Change in fair value of foreign exchange forward contracts		4	—	4
Change in fair value of interest rate swap agreements		(2)	—	(2)
Change in fair value of commodity derivative financial instruments	IX	(12)	4	(8)
Income taxes		4	(2)	2
Available-for-sale financial assets		—	1	1
		(27)	7	(20)
Comprehensive loss including non-controlling interest for the period		(27)	8	(19)
Less: Comprehensive income attributable to non-controlling interest for the period		—	—	—
Comprehensive loss attributable to Shareholders for the period		(27)	8	(19)

		Reconciliation of consolidated statement of
		comprehensive income for the period ended December
		31, 2010
			Effect
			of transition
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	IFRS
Net earnings including non-controlling interest for the year		20	24	44
Other comprehensive loss
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries		(53)	4	(49)
Change in foreign currency translation related to hedging activities	IX	28	—	28
Income taxes		(4)	—	(4)
Cash flow hedges
Change in fair value of foreign exchange forward contracts		—	—	—
Change in fair value of interest rate swap agreements		(1)	—	(1)
Change in fair value of commodity derivative financial instruments	IX	(23)	—	(23)
Income taxes		8	—	8
Actuarial loss on post-employment benefit obligations	I	—	(25)	(25)
Available-for-sale financial assets		—	—	—
		(45)	(21)	(66)
Comprehensive loss including non-controlling interest for the year		(25)	3	(22)
Less: Comprehensive loss attributable to non-controlling interest for the year		3	—	3
Comprehensive loss attributable to Shareholders for the year		(28)	3	(25)

		Reconciliation of consolidated statement of cash flows
		for the 3-month period ended March 31, 2010
			Effect
			of transition	Discontinued
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	operations	IFRS
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period		—	1	—	1
Net earnings from discontinued operations for the period		—	—	(6)	(6)
Net loss from continuing operations		—	1	(6)	(5)
Adjustments for
Financing expense	VI	—	28	—	28
Depreciation and amortization	II; V	55	(9)	(6)	40
Unrealized loss (gain) on financial instruments	VI	(4)	4	—	—
Foreign exchange loss on long-term debt and financial instruments		1	—	—	1
Recovery of income taxes	I; II; VI; VII	(10)	3	2	(5)
Share of results of associates and joint ventures	V	(2)	(1)	—	(3)
Financing expense paid	VI	—	(10)	—	(10)
Income tax paid	VI	—	(4)	—	(4)
Others		(2)	—	—	(2)
		38	12	(10)	40
Changes in non-cash working capital components	V; VI	(5)	(13)	3	(15)
		33	(1)	(7)	25
Investing activities from continuing operations
Purchases of property, plant and equipment	V; VI	(34)	1	3	(30)
Increase in other assets		(2)	—	(1)	(3)
Business acquisitions, net of cash acquired	VI	(3)	1	—	(2)
		(39)	2	2	(35)
Financing activities from continuing operations
Bank loans and advances	V	(2)	(1)	—	(3)
Change in revolving credit facilities		185	—	—	185
Purchase of senior notes		(161)	—	—	(161)
Increase in other long-term debt		1	—	—	1
Payments of other long-term debt	V	(5)	3	—	(2)
Redemption of common shares		(2)	—	—	(2)
Dividend paid to Company’s shareholders		(4)	—	—	(4)
		12	2	—	14
Change in cash and cash equivalents during the period from continuing operations		6	3	(5)	4
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal		(2)	—	5	3
Net change in cash and cash equivalents during the period		4	3	—	7
Cash and cash equivalents—Beginning of period	V	19	(11)	—	8
Cash and cash equivalents—End of period		23	(8)	—	15

This report is also available on our Web site at: www.cascades.com
Transfer Agent and Registrar
Computershare Investor Services Inc.
Head Office
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec J0A 1B0 Canada Telephone: 1 819 363-5100
Fax: 1 819 363-5155
Investor Relations
For more information, please contact:
Didier Filion
Director, Investor Relations
Cascades Inc.
772 Sherbrooke Street West
Montréal, Québec H3A 1G1
Canada
Telephone: 1 514 282-2697
Fax: 1 514 282-2624
www.cascades.com/investors
investor@cascades.com